United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

COMPANHIA VALE DO RIO DOCE
Report on Form 6-K
Table of Contents

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN 2004 (BRAZILIAN GAAP)
MANAGEMENT REPORT
INDEX TO CONSOLIDATED FINANCIAL INFORMATION (BRAZILIAN GAAP)
SIGNATURES

BR GAAP

BOVESPA: VALE3, VALE5
      NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN 2004

www.cvrd.com.br
 rio@cvrd.com.br

       Investor Relations
          Departament
  Roberto Castello Branco
        Barbara Geluda
        Daniela Tinoco
  Eduardo Mello Franco
       Rafael Azevedo
Phone: (5521) 3814-4540

The financial and operational information contained in this press release, except where otherwise indicated, was calculated in accordance with generally accepted Brazilian accounting principles (Brazilian GAAP). As will be explicitly indicated in the text, such information may refer to the financial statements of the Parent Company or the consolidated financial statements. In the case of the consolidated financial statements, according to the criteria of Brazilian GAAP, those companies in which CVRD has effective control or shared control as defined by shareholders agreement, are included in the consolidated figures. In the instances where CVRD has effective control, the consolidation is carried out on a 100% basis and the difference between this amount and the percentage of CVRD’s equity stake in the subsidiary is discounted at the minority shareholding line. CVRD’s main subsidiaries are Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Rio Doce Europa, Itaco, CVRD Overseas and Rio Doce International Finance. For companies in which control is shared, the consolidated figures are proportional to the equity stake held by CVRD in each company. The main companies in which CVRD has shared control are MRN, Valesul, Kobrasco, Nibrasco, Hispanobras, Itabrasco, GIIC, Samarco and CSI.1 Staring 1Q05, CVRD will release BRGAAP Consolidated financial and operational figures on a quarterly basis.

BEATING RECORDS AND CREATING VALUE

Rio de Janeiro, March 21st 2005 – Companhia Vale do Rio Doce (CVRD) hereby reports net earnings of R$ 6.460 billion for the year 2004, 43.3% higher than the previous year’s net earnings of R$ 4.509 billion, so setting a new record. Net earnings per share amounted to R$ 5.61. Return on equity (ROE) of 35.6%, exceeded the figure of 30.2% achieved in 2003.

The combination of considerable expansion in the global demand for ore and metals and the expansion in the capacity of all operational activities, achieved by the carrying out of highly competitive expansion projects and well succeeded acquisitions, together with the achievement of significant gains in efficiency, enabled the Company to maintain its excellent track record. This resulted in new records, as well as the substantial creation of value for the shareholders.

SELECTED FINANCIAL INDICATORS — CONSOLIDATED

		R$ million
	2003	2004
Gross operating revenues	20,895	29,020
Gross margin	43.7%	48.7%
Net earnings	4,509	6,460
Net earnings per share (R$)	3.92	5.61
EBITDA	8,100	12,249
EBIT	6,665	10,306
EBIT margin	33.1%	37.4%
ROE	30.2%	35.6%
Exports (US$ million)	4,229	5,534

[1]	Albras became wholly consolidated in CVRD’s balance sheet from January 2004. In this report, all the information related to 2003 has been revised to include the integral consolidation of Albras making comparisons easier with 2004 results.

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BR GAAP

Over the period 2001-2004 the average total shareholder return (TSR) was 38.9% per year, for 2004 alone TSR was 45.9%.

Operational performance, as measured by EBIT (earnings before interest and taxes) amounted to R$ 10.306 billion, compared to R$ 6.665 billion in 2003, setting a new record. EBIT margin amounted to 37.4%, compared to 33.1% in the previous year.

Consolidated cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization) was the largest in CVRD’s history, totalling R$ 12.249 billion, an increase of 51.2% compared to 2003.

Consolidated exports amounted to US$ 5.534 billion, an increase of 30.8% on the figure for the previous year. Net exports (exports less imports) amounted to US$ 4.618 billion, an increase of 25.7% compared to 2003. Once again, CVRD was the company that most contributed to Brazil’s trade balance, accounting for 13.7% of the US$ 33.7 billion surplus obtained in 2004, the largest in the history of the Brazilian economy.

Various other records were set in 2004:

•	consolidated gross revenues of R$ 29.020 billion compared to R$ 20.895 billion in 2003, an increase of 38.9%;

•	sales of iron ore and pellets of 231.504 million tons, 23.9% higher than that achieved in 2003;

•	sales of manganese ore of 999 thousand tons, an increase of 12.9% in relation to 2003;

•	sales of ferro-alloys of 542 thousand tons, 5.9% higher than sales in 2003;

•	sales of bauxite, of 5.429 million tons, an increase of 25.5% compared to 2003;

•	sales of kaolin, of 1.207 million tons, an increase of 65.1% compared to 2003;

•	volume transported by railroad for clients (general cargo and iron ore) amounted to 40.055 billion net ton kilometres (NTKs), 32.8% higher than in 2003, when 30.171 billion NTKs were transported.

In 2004, four important projects were completed: the Sossego copper mine, the expansion of iron ore production capacity at Carajás to 70 million tons a year, Pier III at the Ponta da Madeira maritime terminal, and the Candonga hydroelectric power plant.

CVRD invested US$ 1.956 billion during the year, an amount calculated according to generally accepted accounting principles in the United States (US GAAP), the second largest in real terms in the Company’s history. Of this, US$ 1.245 billion went into organic growth, US$ 568 million into sustaining capex, and US$ 143 million in acquisitions.

In 2004, shareholders received dividends of R$ 2.271 billion, corresponding to R$ 1.96 per share. This amount was 17.7% higher than that distributed in 2003, and 25.7% higher than the distribution in 2002.

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BUSINESS OUTLOOK

In spite of the slowdown in the second half, the world economy is estimated to have grown by 4.8% in 2004, the highest rate in the last 20 years, while international trade grew by 18.6% in the year – the highest expansion since 1995.

The recovery was led by the United States, with GDP growth of 4.4%. A 9.5% expansion of the Chinese economy was also extremely important for the excellent performance of the world economy. In broad terms it was a synchronized recovery, though with reasonable variance between regions: 1.7% growth in the Euro zone, 2.6% in Japan, and 6% in Latin America, with the Brazilian economy showing its best performance since 1994 with GDP growth of 5.2%.

As well as the natural cyclical effect of the global economy recovery, the strong growth of China, faster than its already high average annual growth rate over the last 20 years (9.2%), and the fact that its economy is an intensive user of industrial raw materials at this stage of economic development, contributed to considerable demand pressure for ores and metals.

In response to the acceleration of demand, world steel production exceeded one billion tons for the first time, reaching 1.055 billion in the year, 8.8% higher than 2003, and almost double the average annual growth rate of 4.5% in the post-Asian-crisis period (1998-2003). In spite of this significant supply reaction, for the second year running there was a substantial increase in the prices of steel products.

Also as a result of this movement, seaborne iron ore trade grew to 602 million tons in 2004, 12.1% more than in 2003. Part of the disequilibrium between supply and demand was satisfied by the emergence of a spot market of considerable scale, in which prices reached multiples of the benchmark prices.

We expect the world economy to continue to grow at a rate above average long-term trend, although more slowly than in the first half of 2004. Together with the good outlook for the performance of the Chinese economy this tends to support up cycle of ores and metals prices.

Although investments by the global metals and mining industry are firmly expanding, indicating that in 2005 they could reach twice their amount of 2002, we believe that, at least for the next two years, reasonably large-scale imbalances between supply and demand in several markets continue to exist, especially iron ore, alumina and aluminum.

Capacity utilization levels are extremely high, resulting in higher operational costs and problems in the supply chain. Inventories, both in absolute terms and also in relation to consumption, are at historically low levels, while a considerable portion of the increase in the value of investments programmed is due to the increase in the cost of equipment. Further, the average time between the decision to invest and the conclusion of a project is relatively long, and has increased, worldwide, due to the increase in requirements for approval.

In the specific case of iron ore, we estimate an increase of global seaborne demand of 50 million tons. This increase, of 8.3%, would be lower than in 2004, but still shows significant vigor, as this expansion is stonger than the growth trend of the last 10 years – of 5% since the beginning of the 90s. In view of the relative rigidity of supply expansion in the short term, with operation at full capacity and virtual non-existence of inventories, persistence of very tight market conditions can be foreseen.

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BR GAAP

Although CVRD’s programmed iron ore production for this year is more than 10% greater than in 2004, the Company still faces excess demand.

In 2004 the Company signed contracts for supply of iron ore and pellets totaling approximately 750 million tons with about 40 clients in the Americas, Asia and Europe, with weighted average maturity of seven years. The shipments under these new contracts will provide support for investments in expansion of production capacity.

According to estimates by the International Copper Study Group there was a 705,000-ton deficit in copper in 2004, after an imbalance between demand and production of 368,000 tons in 2003. Furthermore, the known inventories of copper are at their lowest level for the last 18 years. For this year, there is a forecast of balance between supply and demand starting in the third quarter, but without short-term availability for the necessary rebuilding of inventories.

We expect the Brazilian economy to continue to recover from the period of low growth in 2002 and 2003, while exports will continue to increase, resulting in favorable conditions for the logistics services offered by CVRD in Brazil.

RECENT MATERIAL EVENTS

•	Iron ore and pellets: prices for 2005

On February 22, 2005 CVRD and Nippon Steel agreed a 71.5% increase in prices of iron ore fines from Carajás and Southern System.

On March 3, CVRD completed agreement with Arcelor on prices for blast furnace pellets for 2005: an increase of 86.67% for the Tubarão product and 86.43% for the São Luís product.

The agreement with Nippon Steel marked the first time that CVRD agreed the reference price with an Asian client. This can be explained by the fact that Asia is responsible for more than two thirds of the global seaborne iron ore imports and for approximately 80% of the demand growth in recent years.

•	Fostering growth

CVRD has announced a capital expenditure budget of US$ 3.332 billion for 2005. Of the total budgeted, 22.1% will be allocated to sustain the existing business, and 77.9% to investment in organic growth.

The amount for organic growth is made up of US$ 2.221 billion to be invested in brownfield and greenfield projects, and US$ 375 million in research and development. This is the largest annual Capex in CVRD’s history, in both nominal and real terms. Over the period 2003-2005, 74% of the Company’s total investment was directed to organic growth, projects, and research and development. CVRD has been accelerating its investments in order to anticipate the start-up of important projects, such as the expansion of iron ore production capacity at Carajás.

The Company has won several international tenders for exploration of mineral deposits that strengthen its growth potential in the long term.

One was an international tender by the government of Mozambique for exploration of coal deposits in the Moatize region, the world’s largest unexplored coal reserve.

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BR GAAP

The Company paid US$ 122.8 million for the concession. Feasibility studies for exploration of these reserves are currently in progress.

Operations at the African continent will be an important step for CVRD’s growth. Besides Mozambique, CVRD is developing mineral exploration activities in Gabon, searching for manganese ore deposits, Angola and South Africa. In Angola, CVRD holds mineral rights over an area of approximately 225.000 square kilometers, with good potential for discovering iron ore, potash, copper, nickel, gold and diamond.

In Argentina, CVRD obtained a license for research, evaluation and exploration of a potash deposit in a region on the Colorado River, in the province of Neuquén.

In Brazil, CVRD won an international tender, for US$ 20.0 million, for research, evaluation and exploration of a bauxite deposit in the region of Pitinga, in the Brazilian state of Amazonas.

In Peru, CVRD obtained the rights to exploration of the Bayóvar phosphates deposit, in the department of Piura.

•	Copper processing plant

CVRD will build a semi-industrial plant to process copper by the hydrometallurgical route, to test this new technological option for production of the metal from sulphide copper concentrate. The investment is estimated at US$ 58 million and the plant will have production capacity of 10 million tons of copper cathode per year. If the technology is approved, a larger-scale plant will be built for processing of copper from other deposits, such as Salobo.

•	Repurchase of debt securities

In December 2004 CVRD completed the repurchase of US$ 186.996 million of its US$ 300 million debt issue with political risk insurance (PRI) and maturity in 2007.

•	Minimum dividend to shareholders of US$ 1 billion

CVRD’s senior management will submit a proposal to the Board of Directors for payment of minimum dividend of US$ 1 billion to shareholders for 2005, corresponding to US$ 0.87 per share outstanding.

RECORD SALES AND REVENUES

Consolidated gross revenues amounted to R$ 29.020 billion, the largest in the Company’s history, being 38.9% higher than that obtained in 2003. The average appreciation of the Brazilian real against the US dollar, of 4.8% during 2004, had an unfavourable effect on CVRD’s revenues in reais, to the extent that around 84% of the Company’s revenues are denominated and/or indexed to the US dollar. Between the fourth quarter of 2002 and the fourth quarter of 2004, the real appreciated by an average of 32.2% compared to the US dollar, which was not enough to prevent a strong increase in the Company’s revenues and cash generation.

In terms of geographical distribution, the revenue from sales to Europe, of R$ 8.012 billion, accounted for 27.6% of the total, to Brazil 23.9%, the USA 11.3%, China 10.6% and Japan 8.7%. Compared to 2003, the highest rates of growth were

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BR GAAP

seen in the sales revenue from the United States, up 63.3%, from China, up 52.1% and Asian emerging markets (ex China) up 44.0%.

The gross margin achieved in 2004 was 48.7%, compared to 43.7% in 2003.

SALES VOLUME — CONSOLIDATED

		thousand tons
	2003	2004
Iron ore	154,172	190,651
Pellets	32,640	40,853
Manganese	885	999
Ferro alloys	512	542
Copper concentrate	—	269
Potash	674	630
Kaolin	731	1,207
Bauxite	4,326	5,429
Alumina	1,805	1,678
Aluminum	488	477
Railroad transportation (NTK million)	30,171	40,055
Port services	28,743	28,697

Sales of iron ore, of 190.651 million tons, increased by 23.7% compared to 2003, constituting a new record. In 2004, the Company concluded its production capacity expansion at Carajás, to 70 million tons of iron ore a year. Already in this same year, Carajás produced 69.376 million tons, 10.5 million more than in 2003.

To meet the considerable customer demand, 15.9 million tons of iron ore were purchased from small mining companies in the Iron Quadrangle, in the state of Minas Gerais. In 2003, 9.2 million tons were purchased.

Pellets sales volume also set a new record, totalling 40.853 million tons, 25.2% higher than that sold in 2003.

Revenues generated from shipments of iron ore and pellets amounted to R$ 15.549 billion, accounting for 53.6% of the Company’s total revenue. This figure was 40.2% higher than that obtained in 2003, as a result of growth in sales volume and rising product prices.

Sales of manganese ore and ferro-alloys also set new records in 2004, with 999 thousand tons of manganese and 542 thousand tons of ferro-alloys, respective increases of 12.9% and 5.9%, compared to the previous year. Revenues from the sale of these products totalled R$ 2.084 billion — 7.2% of consolidated gross revenues.

With the Sossego copper mine entering into operation in the first half of last year, 269 thousand tons of copper concentrate were shipped, corresponding to revenues of R$ 592 million.

Sales of potash amounted to 630 thousand tons, down compared to that recorded in 2003 of 674 thousand tons, generating revenues of R$ 362 million. The weaker performance compared to 2003 is explained by the drop in production at the Taquari-Vassouras mine, from 658 thousand tons in that year to 638 thousand tons in 2004, as a result of a speeding up in the capacity expansion works, and by the low level of inventories, used in that year to support the increased sales.

In 2004, 1.207 million tons of kaolin were sold, resulting in revenues of R$ 468 million. The increase of 65.1% in the shipments of kaolin in relation to the

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BR GAAP

previous year was influenced by the consolidation of Caemi into the Company’s figures from September 2003. However, even disregarding the effect of this change, there was an increase in sales, to the extent that PPSA increased its shipments by 9.6%.

Revenues derived from the sale of non-ferrous minerals – copper, potash and kaolin – amounted to R$ 1.423 billion, corresponding to 4.9% of the Company’s total consolidated gross revenue.

In 2004, CVRD sold 5.429 million tons of bauxite, a record volume, up 25.5% compared to 2003.

CVRD accelerated its alumina shipments in 2003, reaching 1.805 billion. Part of this volume was obtained due to swaps of alumina with competitors. In 2004, as CVRD had to supply its competitors with the amount received the year before, its sales were reduced in 7.0%, amounting to 1.678 million tons.

Revenues from the sale of products in the aluminum chain amounted to R$ 4.055 billion, an increase of 14.7% compared to 2003.

In 2004, CVRD’s railroads transported 40.055 billion NTKs (general cargo and iron ore) for clients, compared to 30.171 billion NTKs transported in 2003. The increase of 48.5% in revenues derived from railroad transport was due to three main factors: an increase in volume, a rise in the price of services and the total consolidation of FCA into CVRD’s figures from September 2003.

Revenues derived from logistics services, from railroad transportation, port operations and coastal shipping, amounted to R$ 3.025 billion, which represented an increase of 41.8% relative to 2003, and corresponded to 10.4% of the Company’s total net revenues. Railroad transport contributed with revenues of R$ 2.125 billion, port operations and support services with R$ 450 million and coastal shipping with R$ 450 million.

Revenues generated by CVRD’s equity stakes in the steel industry amounted to R$ 2.731 billion, 9.4% of the Company’s total revenues, which reflected an improvement in performance as a result of the favourable period currently being enjoyed by the steel industry.

GROSS REVENUES — CONSOLIDATED

				R$ million
	2003	%	2004	%
Iron ore and pellets	11,089	53.1%	15,549	53.6%
iron ore	7,743	37.1%	11,030	38.0%
pellets	3,346	16.0%	4,519	15.6%
Pelletizing plants operation services	68	0.3%	77	0.3%
Manganese and ferro-alloys	1,098	5.3%	2,084	7.2%
Copper concentrate	—	—	592	2.0%
Potash	289	1.4%	362	1.2%
Kaolin	320	1.5%	468	1.6%
Aluminum	3,534	16.9%	4,055	14.0%
Logistics	2,134	10.2%	3,025	10.4%
railroads	1,431	6.8%	2,125	7.3%
ports	371	1.8%	450	1.6%
shipping	332	1.6%	450	1.6%
Steel products	2,217	10.6%	2,731	9.4%
Others	146	0.7%	77	0.3%
Total	20,895	100.0%	29,020	100.0%

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BR GAAP

EXCELLENT OPERATIONS IN AN ENVIRONMENT OF COST INFLATION

The mining and metals industry throughout the world have been suffering from cyclical pressure in labour costs, energy and equipment.

In addition, the currencies of the main producing countries, such as the Brazilian real, the Chilean peso, the Canadian dollar, the South African rand and the Australian dollar have all appreciated significantly in relation to the US dollar. On one hand, this phenomenon has stimulated an increase, in US dollar terms, of mineral products prices, but on the other hand, has contributed to an increase in the costs of mining companies. In the case of the Brazilian real, the nominal appreciation against the US dollar amounted to 26.6% between December 2002 and February 2005.

Finally, operating at full capacity implies higher costs, resulting in, for example, demurrage expenses – increasing CVRD expenses from R$ 126 million in 2003 to R$ 245 million in 2004 — and a greater number of maintenance shutdowns.

Aiming to optimize its performance, in 2005 CVRD launched a program of operational excellence. This program is composed of dozens of small projects, whose purpose is to achieve a reduction in costs and gains in productivity.

The excellent operational performance by the Company in 2004 was demonstrated by the obtaining of a record consolidated EBIT, of R$ 10.306 billion. As a result, the previous consolidated EBIT record set in 2003, of R$ 6.665 billion was generously exceeded.

EBIT margin also widened, to 37.4% compared to 33.1% in 2003.

The net effect of the consolidation of Caemi and FCA on gross profit, was of the order of R$ 1.248 billion – increasing revenues by R$ 2.254 billion and the cost of goods sold (COGS) by R$ 1.006 billion – thus contributing to expansion in EBIT.

COGS increased by 24.7% compared to 2003, corresponding to R$ 2.793 billion in absolute numbers. As well as the impact already mentioned from the consolidation on an integral basis of Caemi and FCA, the principal sources of cost pressure were the rises in energy prices (electricity and fuel), salaries, materials and products acquired, especially iron ore purchased from small mining companies, and demurrage, which increased R$ 119 million. These costs, due to the delay in loading ships, reflected the effect of significant demand pressure for iron ore, on the logistics infrastructure.

COGS BREAKDOWN — CONSOLIDATED

				R$ million
	2003	%	2004	%
Personnel	1,213	10.7%	1,412	10.0%
Material	1,797	15.9%	2,325	16.5%
Fuel oil and gases	1,362	12.0%	1,597	11.3%
Outsourced services	1,802	15.9%	2,474	17.5%
Energy	998	8.8%	1,253	8.9%
Acquisition of products	2,262	20.0%	2,520	17.8%
Depreciation and exhaustion	1,035	9.1%	1,191	8.4%
Goodwill amortization	166	1.5%	384	2.7%
Others	695	6.1%	967	6.8%
Total	11,330	100.0%	14,123	100.0%

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BR GAAP

Administrative expenses increased by R$ 303 million due to salary increases, 17% in July 2003 and 4.5% in July 2004, and higher expenditure on technical consulting and the incorporation of around 7,500 employees as the result of total consolidation of companies. Expenditure on research and development increased by R$ 191 million as a result of CVRD’s decision to gear up its efforts to identify new mineral deposits in Brazil and other countries, in South America, Africa and Asia. The acceleration in the amortization of goodwill paid for the acquisition of Samitri also had a negative effect of R$ 183 million on operating profit.

There was an increase of R$ 200 million in other operational expenses, principally due to provisions for contingency, which increased from R$ 239 million in 2003 to R$ 277 million in 2004 and provisions for payment of a bonus to employees of the Company, which increased in R$ 62 million.

RECORD CASH GENERATION R$ 12 BILLION

Consolidated cash generation, as measured by EBITDA, amounted to R$ 12.249 billion, constituting another record. The EBITDA obtained in 2004 was 51.2% higher than that reported in 2003, of R$ 8.100 billion.

Ferrous minerals – iron ore, pellets, manganese and ferro-alloys – contributed with 64.9% of the EBITDA generated in 2004, while the products in the aluminum chain were responsible for 16.0%, logistics services 10.1%, steel 6.5% and non-ferrous minerals 2.5%.

EBITDA CALCULATION — CONSOLIDATED

		R$ million
	2003	2004
Net operating revenues	20,116	27,544
Cost of goods sold	(11,330)	(14,123)
SG & A expenses	(1,117)	(1,537)
Research & development expenses	(249)	(440)
Other operational expenses	(755)	(1,138)
Adjustment for non recurring items	95	183
Depreciation & amortization	1,302	1,694
Dividends received	38	66
EBITDA	8,100	12,249

RECORD NET EARNINGS: R$ 6.5 BILLION

The Company’s net earnings in 2004 amounted to R$ 6.460 billion, R$ 5.61 per share. This was an increase of 43.3% compared to the earnings in 2003, of R$ 4.509 billion.

The increase of R$ 7.428 billion in net operating revenues, was partially offset by an increase in COGS, of R$ 2.793 billion and by a negative contribution, of R$ 1.797 billion, from the net financial result.

In 2004, CVRD’s net financial result was a negative R$ 2 billion compared to R$ 203 million in 2003. The effect of monetary variation contributed to the deterioration in this result with R$ 1.274 billion.

Result from shareholdings increased by R$ 696 million compared to 2003. The main contributions came from logistics (an increase of R$ 258 million) and steel (an increase of R$ 196 million).

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The sale of CVRD’s stake in CST generated earnings of R$ 541 million.

In 2004, R$ 1.810 billion was provisioned for income tax and social contribution.

PERFORMANCE OF THE PARENT COMPANY IN THE FOURTH QUARTER 2004 (4Q04)

In 4Q04, CVRD’s gross revenues amounted to R$ 3.735 billion, an increase of 29.8% on 4Q03.

The sales of iron ore and pellets amounted to 49.404 million tons and accounted for 75.9% of the gross sales generated by the Parent Company in 4Q04, R$ 2.834 billion. Of this amount, R$ 2.110 billion derived from sales of iron ore, an increase of 16.7% on 4Q03, and R$ 724 million from pellets shipments, compared to R$ 623 million in 4Q03.

In 4Q04, sales of copper concentrate totalled 139 thousand tons, producing gross revenues of R$ 324 million, compared to R$ 196 million in 3Q04 and R$ 72 million in 2Q04, when the first shipment of this product was made.

Sales of potash, 165 thousand tons, were in line with the quantities sold in 4Q03, of 169 thousand tons. Revenue generated in 4Q04, of R$ 98 million, however was up by 34.2%, due to the high price of this product.

In 4Q04, 6.063 billion NTKs were transported via the EFVM and EFC railroads, an increase of 8.2% on 4Q03. Of this total, 4.350 billion NTKs referred to general cargo for CVRD’s clients and 1.713 billion NTKs, referred to iron ore and pellets transported for Brazilian clients.

Logistics services were responsible for R$ 392 million in revenues, or 10.5%, of the total revenue generated by CVRD in 4Q04, an increase of 20.2% on 4Q03. Revenue generated by railroad transportation amounted to R$ 305 million and by port services, R$ 87 million.

SALES VOLUME – PARENT COMPANY

					thousand tons
	4Q03	3Q04	4Q04	2003	2004
Iron ore and pellets	44,797	48,893	49,404	157,913	187,447
iron ore	38,134	41,791	42,382	136,973	159,737
fines	33,263	36,530	37,225	122,018	140,686
lumps	4,871	5,261	5,157	14,955	19,051
pellets	6,663	7,102	7,022	20,940	27,710
Potash	169	161	165	674	630
Copper concentrate	—	96	139	—	269
Port services	5,761	6,654	6,221	25,311	25,406

RAILROAD TRANSPORTATION OF GENERAL CARGO – PARENT COMPANY

					ntk million
	4Q03	3Q04	4Q04	2003	2004
Vitória a Minas Railroad	3,233	3,724	3,187	12,768	13,536
Carajás Railroad	808	1,310	1,163	3,534	4,686
Total	4,041	5,034	4,350	16,302	18,222

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GROSS REVENUES BY PRODUCT — PARENT COMPANY

										R$ million
	4Q03%		3Q04%		4Q04%		2003	%	2004	%
Iron ore	1,808	62.9	2,214	59.2	2,110	56.5	6,492	62.6	8,092	58.7
domestic market	374	13.0	543	14.5	514	13.8	1,559	15.0	2,009	14.6
export market	1,434	49.9	1,671	44.7	1,596	42.7	4,934	47.6	6,084	44.1
Pellets	623	21.7	768	20.5	724	19.4	1,982	19.1	2,949	21.4
domestic market	120	4.2	157	4.2	160	4.3	361	3.5	590	4.3
export market	503	17.5	611	16.3	564	15.1	1,621	15.6	2,359	17.1
Pelletizing plants operation services	41	1.4	34	0.9	40	1.1	137	1.3	156	1.1
Copper concentrate	—	—	196	5	324	8.7	—	—	592	4.3
Potash	72	2.5	103	2.8	98	2.6	289	2.8	362	2.6
Railroad transportation	249	8.7	333	8.9	305	8.2	1,059	10.2	1,218	8.8
Port services	77	2.7	89	2.4	87	2.3	307	3.0	338	2.5
Others	6	0.2	6	0.2	47	1.3	99	1.0	77	0.6
Total	2,876	100.0	3,742	100.0	3,735	100.0	10,365	100.0	13,785	100.0

In 4Q04, EBIT amounted to R$ 1.097 billion, 22.8% higher than that obtained in 4Q03. EBIT margin amounted to 30.8%, compared to 31.9% in 4Q03.

EBITDA amounted to R$ 1.602 billion, 29.3% higher than the amount reported in 4Q03, of R$ 1.239 billion. In 4Q04, dividends received totalled R$ 245 million, R$ 85 million from Samarco, R$ 84 million from Docenave, R$ 30 million from Usiminas and R$ 36 million from Mineração Rio do Norte (MRN).

EBITDA CALCULATION – PARENT COMPANY

					R$ million
	4Q03	3Q04	4Q04	2003	2004
Net operating revenues	2,798	3,534	3,563	10,013	13,088
COGS	(1,548)	(1,855)	(2,041)	(5,357)	(7,147)
Sales expenses	(64)	(8)	(7)	(216)	(26)
Administrative expenses	(124)	(123)	(169)	(406)	(531)
Research & development	(95)	(99)	(111)	(233)	(349)
Other operational expenses	(74)	(237)	(138)	(320)	(731)
EBIT	893	1,212	1,097	3,481	4,305
Depreciation and amortization	244	258	260	759	1,007
Dividends received	102	68	245	602	716
Adjustments for non-recurring items	—	—	—	36	183
EBITDA	1,239	1,538	1,602	4,878	6,211

Net earnings by the Parent Company in 4Q04 amounted to R$ 1.528 billion, an increase of 92.7% compared to 4Q03. Among the main reasons contributing to this increase of R$ 735 million in earnings, we would like to highlight the increase in gross revenues of R$ 858 million and the result from shareholdings, up R$ 553 million, while at the same time monetary variation had a positive impact of R$ 427 million. On the negative side, there was an increase of R$ 571 million in provisions for the payment of income tax and social contribution, and a rise of R$ 493 million in COGS.

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BR GAAP

COGS BREAKDOWN – PARENT COMPANY

										R$ million
	4Q03%		3Q04%		4Q04%		2003	%	2004	%
Personnel	185	12.0	191	10.3	185	9.1	572	10.7	691	9.7
Material	243	15.7	350	18.9	432	21.2	874	16.3	1,349	18.9
Fuel oil and gases	180	11.6	204	11.0	217	10.6	636	11.9	776	10.9
Outsourced services	250	16.1	269	14.5	228	11.2	753	14.1	971	13.6
Outsourced transportation	50	3.2	73	3.9	130	6.4	86	1.6	358	5.0
Energy	51	3.3	69	3.7	50	2.4	151	2.8	217	3.0
Acquisition of products	249	16.1	346	18.7	367	18.0	1,192	22.3	1,337	18.7
Depreciation and amortization	230	14.9	247	13.3	254	12.4	720	13.4	968	13.5
Others	110	7.1	106	5.7	178	8.7	373	7.0	481	6.7
Total	1,548	100.0	1,855	100.0	2,041	100.0	5,357	100.0	7,147	100.0

RESULT FROM SHAREHOLDINGS BY BUSINESS AREA – PARENT COMPANY

					R$ million
Business Área	4Q03	3Q04	4Q04	2003	2004
Ferrous minerals	208	496	336	469	1,713
iron ore and pellets	9	324	215	198	1,217
manganese and ferro-alloys	199	172	121	270	495
Non-ferrous minerals	(49)	16	(25)	(24)	(5)
Logistics	(150)	36	—	(359)	63
Steel	86	125	207	301	752
Aluminum	93	235	176	711	729
Others	(39)	(5)	8	24	—
Total	149	903	702	1,122	3,251

HIGHLIGHTS OF THE PARENT COMPANY’S PERFORMANCE IN 2004

Gross revenues of the Parent Company in 2004 amounted to R$ 13.785 billion, a new record, compared to R$ 10.367 billion in 2003. Of this amount, R$ 2.515 billion referred to higher volumes sold and R$ 1.338 billion, increase in prices, partially offset by a loss of R$ 435 million as a result of the average appreciation of 4.8% in the Brazilian real, against the US dollar in 2004.

Sales of iron ore and pellets totalled 187.447 million tons, accounting for 80.1% of the revenues generated by the Parent Company in 2004. Shipments of potash accounted for 2.6% of revenues. The revenues obtained from the sales of copper concentrate starting from June, amounted to R$ 592 million, representing 4.3% of the total revenues of the Parent Company.

In 2004, 24.941 billion NTKs were transported by the EFVM and EFC railroads, an increase of 11.2% on the previous year, which saw 22.434 billion NTKs transported. Of this total, 18.222 billion NTKs referred to general cargo for clients of CVRD and 6.719 billion NTKs referred to iron ore and pellets for Brazilian clients.

The logistics services provided by the Parent Company, railroad transportation and port services, produced revenues of R$ 1.556 billion in 2004, which accounted for 11.3% of the total revenue.

EBIT amounted to R$ 4.305 billion, compared to R$ 3.480 billion in 2003. EBITDA totalled R$ 6.211 billion, in comparison to R$ 4.876 billion in the

4T 04

12

BR GAAP

previous year. Dividends received by the Parent Company in 2004 amounted to R$ 716 million, the main contributions being made by Samarco, MRN and Usiminas.

The sale of CVRD’s equity stake in CST generated earnings of R$ 541 million.

In 2004, a provision of R$ 885 million was made for the payment of income tax and social contribution.

DEBT: LOWER LEVERAGE, HIGHER INTEREST COVERAGE, LOWER RISK PROFILE

The below analysis is based on US GAAP figures.

CVRD’s total debt on December 31, 2004 was US$ 4.088 billion, US$ 330 million lower than on September 30, 2004, US$ 4.418 billion. Part of the reduction on debt was due to repurchase of 62.33% of the US$ 300 million PRI bonds outstanding issued in 2002 and due in 2007. The purpose of this transaction was the improvement of cash management with the buyback of securities that did not fully reflect the Company’s level of risk.

Net debt at the end of December 2004 was US$ 2.839 billion, compared to US$ 2.479 billion at the end of September, and US$ 3.443 billion at the end of December 2003.

The Company’s leverage indicators improved substantially: gross debt/adjusted EBITDA fell from 1.89x as of December 31, 2003 to 1.10x as of December 31, 2004. Total debt/enterprise value fell from 16.0% to 11.8%. Interest coverage measured as adjusted EBITDA/interest paid increased, from 11.51x at the end of 2003 to 12.41x at the end of 2004. These changes are in line with the Company’s strategy of preserving a sound balance sheet.

CVRD has also been successful in reducing the implicit risk of its debt portfolio. Average debt maturity was increased, from 3.60 years at December 2003 to 6.83 years at December 2004, helping reduce refinancing risks. One of the main factors in this change was the issue of a 30-year bond, CVRD 2034. At the same time the percentage of debt with floating interest rates decreased from 71% in December 2002 to 56% in December 2004, reducing interest rate risk. The change in the risk profile took place with an increase in the average cost of debt of less than 100 basis points.

The Company contracted committed credit lines totaling US$ 500 million, contributing to efficiency in cash management and reducing risks of liquidity.

CVRD is rated Ba1 by Moody’s, only one notch below investment grade, with a positive outlook. In view of the importance of cost of capital for its growth projects and creation of value for the shareholders, obtaining the investment grade rating is one of the Company’s main targets.

DEBT INDICATORS — US GAAP

					US$ million
	4Q03	3Q04	4Q04	2003	2004
Gross debt	4,028	4,418	4,088	4,028	4,088
Net debt	3,443	2,479	2,839	3,443	2,839
Gross debt / LTM adjusted EBITDA (x)	1.89	1.34	1.10	1.89	1.10
LTM adjusted EBITDA / LTM interest expenses (x)	11.51	13.00	12.41	11.51	11.51
Gross debt / EV (x)	0.16	0.16	0.12	0.16	0.12

EV = Enterprise Value = Market Capitalization + Net Debt

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BR GAAP

CONFERENCE CALL/WEBCAST

On Wednesday, March 23, CVRD will be holding a conference call and webcast at 12:00pm (Rio de Janeiro time), 10:00am US Eastern Standard Time and 3:00pm British Standard Time. Instructions for participating in the conference call/webcast are available on CVRD’s website, www.cvrd.com.br, investor relations. A recording of the conference call/webcast will be available on the Company’s website for 90 days following March 23, 2005.

FINANCIAL STATEMENTS – CONSOLIDATED

		R$ million
	2003	2004
Gross operating revenues	20,895	29,020
Taxes	(779)	(1,476)
Net operating revenues	20,116	27,544
Cost of goods sold	(11,330)	(14,123)
Gross profit	8,786	13,421
Gross margin (%)	43.7%	48.7%
Operational expenses	(2,121)	(3,115)
Sales	(295)	(412)
Administrative	(822)	(1,125)
Research and development	(249)	(440)
Other operational expenses	(755)	(955)
Change accounting pratices	—	(183)
Result from shareholdings	(540)	156
Equity income	209	408
Goodwill amortization	(612)	(252)
Provision for losses	(137)	—
Financial result	(203)	(2,000)
Financial expenses	(1,368)	(1,866)
Financial revenues	322	297
Monetary variation	843	(431)
Operating profit	5,922	8,462
Result of discontinued operations	174	551
Change in accounting method	(91)	—
Income tax and social contribution	(963)	(1,810)
Minority interest	(533)	(743)
Net earnings	4,509	6,460

BALANCE SHEET — CONSOLIDATED

		R$ million
	12/31/03	12/31/04
Asset
Current	8,709	11,930
Long term	3,764	3,711
Fixed	25,266	27,831
Total	37,739	43,472
Liabilities
Current	7,697	9,326
Long term	13,481	13,935
Others	1,621	2,041
Shareholders’ equity	14,940	18,170
Paid-up capital	6,300	7,300
Reserves	8,640	10,870
Total	37,739	43,472

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BR GAAP

FINANCIAL STATEMENTS – PARENT COMPANY

					R$ million
	4Q03	3Q04	4Q04	2003	2004
Gross operating revenues	2,877	3,742	3,735	10,367	13,785
Taxes	(79)	(208)	(172)	(354)	(697)
Net operating revenues	2,798	3,534	3,563	10,013	13,088
Cost of goods sold	(1,548)	(1,855)	(2,041)	(5,357)	(7,147)
Gross profit	1,250	1,679	1,522	4,656	5,941
Gross margin (%)	44.7	47.5	42.7	46.5	45.4
Operational expenses	(357)	(467)	(425)	(1,176)	(1,636)
Sales	(64)	(8)	(7)	(217)	(26)
Administrative	(124)	(123)	(169)	(406)	(531)
Research and development	(95)	(99)	(111)	(233)	(349)
Other operational expenses	(74)	(237)	(138)	(320)	(548)
Change accounting pratices	—	—	—	—	(183)
Operating profit	893	1,212	1,097	3,479	4,305
Result from shareholdings	149	903	702	1,122	3,251
Equity income	417	970	769	1,452	3,581
Goodwill amortization	(114)	(57)	(55)	(505)	(249)
Provision for losses	(154)	(10)	(12)	175	(81)
Financial result	(261)	(54)	211	395	(751)
Financial expenses	(240)	(276)	(172)	(732)	(766)
Financial revenues	51	24	28	222	101
Monetary variation	(72)	198	355	905	(86)
Gain on sale of affiliates	—	463	78	—	541
Income tax and social contribution	11	(228)	(560)	(487)	(885)
Net earnings	793	2,296	1,528	4,509	6,460
Earnings per share (R$)	0.69	1.99	1.33	3.92	5.61

BALANCE SHEET – PARENT COMPANY

			R$ million
	12/31/03	09/30/04	12/31/04
Asset
Current	4,009	5,818	4,726
Long term	2,603	2,734	2,391
Fixed	23,604	27,163	28,221
Total	30,216	35,715	35,339
Liabilities
Current	5,248	6,012	6,793
Long term	10,027	11,082	10,376
Shareholders’ equity	14,940	18,621	18,170
Paid-up capital	6,300	7,300	7,300
Reserves	8,640	11,321	10,870
Total	30,216	35,715	35,339

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

4T 04

15

MANAGEMENT REPORT 2004

2004: SETTING NEW RECORDS AND CREATING VALUE

The combination of strong expansion in the global demand for ore and metals and the expansion of production capacity in all the operational activities of Companhia Vale do Rio Doce — CVRD, as a result of implementing highly competitive projects and carrying out very successful acquisitions, added to the significant efficiency gains achieved, enabled the Company to add another year to its excellent track record track. New records were set as a result, and substantial value created for shareholders.

The substantial investments which are currently being implemented by CVRD benefit its shareholders at the same time as contributing directly and indirectly to the generation of tens of thousands of jobs in various states in Brazil, as well as the significant growth in Brazil’s exports. The investment in its railroads has caused a rebirth of the railroad materials industry in Brazil, and is making new businesses possible by opening up efficient transport channels.

The strong cash generation has made it possible to finance growth initiatives as well as distributing a good level of dividends to shareholders, while continuing to preserve a healthy balance sheet, with a low level of financial leverage, a high level of interest coverage, and a comfortable average debt maturity.

•	Fostering growth

Last year CVRD invested US$ 1.956 billion, an amount calculated according to generally accepted accounting principles in the United States (US GAAP), the second highest level, in real terms in the Company’s history.

In 2004, four important projects were completed: the Sossego copper mine, the expansion of Carajás iron ore production capacity to 70 million tons a year (both in the state of Pará), Pier III at the Ponta da Madeira maritime terminal, in the state of Maranhão, and the Candonga hydroelectric power plant, in the state of Minas Gerais.

For 2005, the Company has announced an investment budget of US$ 3.3 billion. Of the total budget, 22.1% will be allocated to sustain the existing businesses and 77.9% for investment in organic growth.

The amount allocated for organic growth is made up of US$ 2.221 billion to be invested in brownfield and greenfield projects and US$ 375 million in research and development. This is the largest capital expenditure, both in nominal and real terms, in CVRD’s history. Over the period 2003-2005, 74% of the Company’s total investment was directed to organic growth, projects, and research and development.

Five years ago, the amount invested by CVRD in research and development only amounted to US$ 36 million per year, 80% of this being allocated to the prospecting for copper deposits in Carajás. In 2005, as well as investing more than 10 times this amount, the Company has extended its mineral prospecting activities across 10 states in Brazil and nine other countries: Venezuela, Peru, Chile, Argentina, Gabon, Angola, South Africa, Mozambique and Mongolia. Shortly, the Company will begin activities in Australia.

The Company has won a number of international tenders bids, which has strengthened its long-term growth potential.

CVRD successfully competed against international rivals in a tender bid carried out by the government of Mozambique for the exploitation of coal deposits in the Moatize region. These are the largest non-exploited coal reserves in the world. US$ 122.8 million was spent on the concession and

MANAGEMENT REPORT 2004

feasibility studies are being developed for the extraction of this deposit. The Company expects to begin the production of metallurgical coal and thermo coal from 2009.

In Argentina, the Company has obtained a licence for the prospecting, evaluation and exploration of a potash deposit located in the region on the banks of the Colorado River, in Neuquén Province.

In Brazil, a concession was obtained, through the payment of US$ 20 million, for the prospecting, evaluation and exploration of a bauxite deposit in the region of Pitinga, in the state of Amazonas.

In Peru, CVRD won a bid for the exploration of the Bayóvar phosphate deposits, located in the Department of Piura.

Currently, the Company is investing in six iron ore projects, five in the Southern System, in the state of Minas Gerais, being one new mine, Fábrica Nova, which will begin operations in the first half of this year, and one in Carajás, in the state of Pará. Iron ore production in 2004 reached a record level of 218 million tons, and the Company estimates that this figure will top 275 million tons by 2007.

At the same time, a new bauxite mine is being opened in Paragominas, located in the state of Pará, whose production capacity will initially be 4.5 million tons a year, requiring a total investment of US$ 352 million. Stages 4 and 5 are being built at the alumina refinery at Alunorte, in Barcarena, in the state of Pará, for an investment of US$ 583 million. In 2005 CVRD will conclude the expansion project of the Taquari-Vassouras potash mine, in the state of Sergipe, and it is also set to begin the development of two new mines: 118, its second copper mine, and Vermelho, its first nickel mine, both located in Carajás.

US$ 760 million is being invested in logistics, with the purchase of 5,606 railcars and 123 locomotives, and on increasing capacity at the maritime terminals of Ponta da Madeira, in the state of Maranhão, Tubarão, in the state of Espírito Santo, and Sepetiba, in the state of Rio de Janeiro.

Over the last four years CVRD’s railroads transported 101.286 billion net ton kilometers (NTK) of general cargo for clients. The main cargos transported were steel industry inputs and products, agricultural products, building materials, paper pulp, fuels and many different other types of goods. The average annual growth rate of general cargo volume transported was 10.7%.

In a consortium with other companies, CVRD is building three new hydroelectric power plants: Aimorés, Capim Branco I and Capim Branco II, in the state of Minas Gerais.

CVRD’S INVESTMENTS 1970-2005
at December 2004 prices[1]

1)	nominal values adjusted by the producer price index (PPI) – USA

Source: CVRD

MANAGEMENT REPORT 2004

INVESTMENTS - 2000-2005

•	International partnerships

CVRD is in the process of developing a number of partnerships with large international, European and Asian companies. These ventures strengthen the Company’s market share in the global scenario, attracting new and significant investment to Brazil and allowing the Company to be shortly able to enter the metallurgical coal market.

The Company is set to build an alumina refinery, a joint-venture greenfield project (Alumina Brasil China) with Chalco – Aluminium Corporation of China Limited in Barcarena, in Pará, supplied with bauxite provided from the Paragominas mine.

CVRD has purchased — for US$ 86 million — a 25% stake in a project for the production of anthracite in China in association with Shanghai Baosteel Group Corporation and Yongcheng Coal & Electricity Group. It has invested US$ 27 million in the creation of Shandong Yankuang International Coking Co. Ltd. in partnership with the Yankuang Group, of China, and the Itochu Corporation, of Japan, for the production of metallurgical coke in China.

The Company has signed memorandums of understanding (MOUs) with various foreign steel companies with the aim of promoting projects for the production of semi-finished steel in Brazil. Feasibility studies are being developed on the following projects: (a) São Luís, in the state of Maranhão, with Baosteel, of China; (b) São Luís, in the state of Maranhão, with Posco, of Korea; (c) Fortaleza, in the state of Ceará, with Dongkuk, of Korea, and Danielli, of Italy; (d) in the state of Rio de Janeiro, with ThyssenKrupp, of Germany.

•	Iron ore and pellets – new contracts and prices valid for 2005

In 2004 the Company signed contracts for supply of iron ore and pellets totaling approximately 750 million tons with about 40 clients in the Americas, Asia and Europe, with weighted average maturity of seven years. The shipments under these new contracts will provide support for investments in expansion of production capacity.

On February 22, 2005, an agreement was reached between CVRD and Nippon Steel for a 71.5% increase in the price of iron ore fines from Carajás and the Southern System.

On March 3, CVRD concluded an agreement with Arcelor on price increases for blast furnace pellets for 2005: an increase of 86.67% for the Tubarão product and 86.43% for the product from São Luís.

This is the first time that CVRD has agreed a reference price with an Asian client, which is explained by the fact that Asia is responsible for more than two thirds of seaborne imports and a large part of the growth in demand.

MANAGEMENT REPORT 2004

•	Divestitures

Last year, CVRD sold its stake in Companhia Siderúrgica de Tubarão (CST) for US$ 578.5 million. This transaction is consistent with the Company’s strategy of focusing its efforts on taking maximum advantage of profitable growth opportunities in the global market of ores and metals.

CVRD sold its stake in PPSA for US$ 117.8 million to its subsidiary Caemi. The object of the transaction was to consolidate all the kaolin businesses into Caemi, which was already operating in the sector through Cadam.

•	Stock split

At an Extraordinary General Meeting of Shareholders held on August 18, it was agreed that the Company’s shares would be split. As a result, each share of CVRD was split into three shares, post-split. The aim of this was to reposition the Company’s share price after having appreciated substantially, at the same time facilitating retail investor transactions.

•	Issue of a 30-year bond

In January 2004, CVRD established an important milestone in Brazil’s financial history. The Company carried out an unsecured bond issue, with a face value of US$ 500 million and maturity of 30 years. The 30-year tenor of the notes is the longest ever for a Brazilian company in the international capital markets.

The bond has a coupon of 8.25% per year and is currently rated Ba1 by Moody’s Investor Service, only one level below investment-grade. The success of this issue was yet another demonstration of the confidence shown by the global capital markets in the financial strength of CVRD.

•	Committed credit lines

The capital market’s confidence in CVRD was also expressed by the granting of US$ 500 million in committed credit lines by a consortium of banks in the United States, Europe and Asia. This was the first time that a Brazilian Company has had access to an instrument of this nature, which helps to reduce liquidity risks and also optimizes cash management.

•	Buyback of debt securities

In December 2004 CVRD completed the repurchase of US$ 186.996 million of its US$ 300 million debt issue with political risk insurance (PRI) and maturity in 2007. The purpose of this transaction was improvement of cash management with the buyback of securities that did not fully reflect the Company’s level of risk.

OPERATIONAL FINANCIAL PERFORMANCE

CVRD reported net earnings of R$ 6.460 billion for the year 2004, 43.3% higher than the previous year’s net earnings of R$ 4.509 billion, so setting a new record. Net earnings per share amounted to R$ 5.61. The consolidated return on equity (ROE) of 35.6%, exceeded the figure of 30.2% achieved in 2003.

Operational performance, as measured by consolidated EBIT (earnings before interest and taxes) amounted to R$ 10.306 billion, compared to R$ 6.665 billion in 2003, setting a new record. EBIT margin amounted to 37.4%, compared to 33.1% the previous year.

Consolidated cash generation, as measured by consolidated EBITDA (earnings before interest, tax, depreciation and amortization) was the largest in CVRD’s history, totalling R$ 12.249 billion, an increase of 51.2% compared to 2003.

MANAGEMENT REPORT 2004

Consolidated exports amounted to US$ 5.534 billion, an increase of 30.8% on the figure for the previous year. Net exports (exports less imports) amounted to US$ 4.618 billion, an increase of 25.7% compared to 2003. Once again, CVRD was the company that most contributed to Brazil’s trade balance, accounting for 13.7% of the US$ 33.7 billion surplus obtained in 2004, the largest in the history of the Brazilian economy.

Various other records were set in 2004:

•	consolidated gross revenues of R$ 29.020 billion compared to R$ 20.895 billion in 2003, an increase of 38.9%;

•	sales of iron ore and pellets of 231.504 million tons, 23.9% higher than that achieved in 2003;

•	sales of manganese ore of 999,000 tons, an increase of 12.9% in relation to 2003;

•	sales of ferro-alloys of 542,000 tons, 5.9% higher than sales in 2003;

•	sales of bauxite, of 5.429 million tons, an increase of 25.5% compared to 2003;

•	sales of kaolin, of 1.207 million tons, an increase of 65.1% compared to 2003;

•	freight volume — in general cargo and iron ore — transported by railroad for clients amounted to 40.055 billion net ton kilometres (NTKs), 32.8% higher than in 2003, when 30.171 billion NTKs were transported.

CONSOLIDATED FINANCIAL INDICATORS – BR GAAP

			R$ billion
	2002	2003	2004
Gross operating revenues	15.267	20.895	29.020
Gross margin (%)	47.9%	43.7%	48.7%
Net earnings	2.043	4.509	6.460
Net earnings per share (R$)	1.77	3.92	5.61
EBITDA	6.609	8.100	12.249
EBIT	5.242	6.665	10.306
EBIT margin (%)	35.7%	33.1%	37.4%
ROE (%)	16.0%	30.2%	35.6%
Exports (US$ billion)	3.173	4.229	5.534
Net exports [a] (US$ billion)	2.824	3.672	4.618

[a]	exports less imports

CVRD EXPORTS – 2000-2004

MANAGEMENT REPORT 2004

NET EARNINGS – 2000-2004

Consolidated cash generation, as measured by EBITDA, amounted to R$ 12.249 billion, another new record. EBITDA obtained in 2004 was 51.2% higher than the figure in 2003, of R$ 8.100 billion.

Ferrous mineral operations – iron ore, pellets, manganese and ferro-alloys – accounted for 64.9% of EBITDA generated in 2004, while products from the aluminium chain were responsible for 16.0%, logistics services 10.1%, steel 6.5% and non-ferrous minerals 2.5%.

CONSOLIDATED EBITDA - 2000-2004

CONSOLIDATED EBITDA BY BUSINESS AREA - 2004

DEBT: LOWER LEVERAGE, HIGHER INTEREST COVERAGE, LOWER RISK PROFILE[1]

CVRD’s total debt on December 31, 2004 was US$ 4.088 billion, US$ 330 million lower than on September 30, 2004, US$ 4.418 billion

1 Debt values calculated according to generally accepted accounting principles in the United States (US GAAP)

6

MANAGEMENT REPORT 2004

The Company’s leverage indicators improved substantially: gross debt/EBITDA fell from 1.89x as of December 31, 2003 to 1.10x as of December 31, 2004. Interest coverage measured as EBITDA/interest paid increased, from 11.51x at the end of 2003 to 12.41x at the end of 2004. These changes are in line with the Company’s strategy of preserving a sound balance sheet.

The Company has also been successful in reducing the implicit risk of its debt portfolio. Average debt maturity was increased, from 3.60 years at the end of December 2003 to 6.83 years at the end of 2004, helping reduce refinancing risks. One of the main factors in this change was the issue of a 30-year bond, CVRD 2034. At the same time the percentage of debt with floating interest rates decreased from 71% at the end of December 2002 to 56% at the end of 2004, reducing interest rate risk. The change in the risk profile took place with an increase in the average cost of debt of less than 100 basis points.

CVRD is rated Ba1 by Moody’s, only one notch below investment grade, with a positive outlook. In view of the importance of cost of capital for its growth projects and creation of value for the shareholders, obtaining the investment grade rating is one of the Company’s main targets.

TOTAL SHAREHOLDER RETURN

In 2004, dividends of R$ 2.271 billion was paid to CVRD’s shareholders, corresponding to R$ 1.96 per share. This amount was 17.7% higher than that distributed in 2003 and 25.7% higher than the figure in 2002.

For 2005, CVRD’s Executive Board will make a proposal to the Board of Directors for the payment of minimum dividend to shareholders of US$ 1 billion, corresponding to US$ 0.87 per outstanding share.

In 2004, the shares traded on Bovespa, Vale ON and Vale PNA, appreciated by 29.8% and 27.0%, respectively, compared to the appreciation of 17.8% in the Ibovespa Index. The price of the ADRs traded on the New York Stock Exchange (NYSE), RIO and RIO PR, rose by 43.1% and 38.0%, exceeding the performance of the MSCI Metals & Mining index, which is representative of the share prices of the global metals and mining industry, which increased by 14.2%, and that of the MSCI World index, indicative of the behaviour of equity markets throughout the world, which appreciated by 12.7%.

CVRD ended 2004 with a market capitalization of US$ 31.9 billion, more than three times the value at the end of 2001, of US$ 9.0 billion. On February 24, 2005, CVRD’s market value reached a record US$ 39.9 billion. CVRD is currently one of the largest metals and mining companies in the world and the largest private company in Latin America.

The total shareholder return in 2004, measured in US dollars, amounted to 45.9%. In the period between 2001 and 2004, average total shareholder return was 38.9% per year.

7

MANAGEMENT REPORT 2004

VALE PNA vs. IBOVESPA INDEX– Base January-2000

RIOPR vs. MSCI Metals & Mining Index – Base January-2000

Expansion of CVRD’s Market Value Since 1998

CORPORATE SOCIAL RESPONSIBILITY

Social corporate responsibility activities are strategic investments. Through several initiatives, CVRD aim at improving the business environment in the regions where it operates and assure the preservation of its long term competitiveness.

CVRD has two main permanent and prioritary goals. One is environmental protection and the other is the creation of conditions of effective economic and social opportunities for the communities located close to its operations.

8

MANAGEMENT REPORT 2004

The Company invests an average of US$ 12 million per year in social projects driven to lower income communities, focused in education, health and citizenship promotion. The main specific segments are: education and community development, environmental education, teach children and adults to read and write, musical education, teaching and school structure improvements, social inclusion.

In Canaã dos Carajás, municipality located close to the copper belt at the south of the Carajás mineral province, CVRD established a benchmark in social development in the modern mining industry. The Company built a hospital equipped with 40 beds, a new school to attend 700 children and two kinder gardens. The new town has a 20 km water treatment station and a sewage system for all the population, 100 km of paved roads and 20 km paved streets. CVRD also built a culture center, and a police department. Total investment realized by the Company in these projects achieved US$ 13 million.

CVRD invests on average US$ 40 million per year in environmental protection and management. All of the iron ore produced by the Company is originated in mines certified by ISO 14001. It was the first company in the world to obtain these certifications. The Company adopts pollution controls, using advanced technology to comply with all legal requirements. Its dumps and reservoirs are constructed in accordance with the best international patterns and are regularly submitted to rigorous auditing process.

BUSINESS OUTLOOK

In spite of the slowdown in the second half, the world economy is estimated to have grown by 4.8% in 2004, the highest rate in the last 20 years, while international trade grew by 18.6% in the year – the highest expansion since 1995.

The recovery was led by the United States, with GDP growth of 4.4%. A 9.5% expansion of the Chinese economy was also extremely important for the excellent performance of the world economy. In broad terms it was a synchronized recovery, though with reasonable variance between regions: 1.7% growth in the Euro zone, 2.6% in Japan, and 6% in Latin America, with the Brazilian economy showing its best performance since 1994 with GDP growth of 5.2%.

As well as the natural cyclical effect of the global economy recovery, the strong growth of China, faster than its already high average annual growth rate over the last 20 years (9.2%), and the fact that its economy is an intensive user of industrial raw materials at this stage of economic development, contributed to considerable demand pressure for ores and metals.

In response to the acceleration of demand, world steel production exceeded one billion tons for the first time, reaching 1.055 billion in the year, 8.8% higher than 2003, and almost double the average annual growth rate of 4.5% in the post-Asian-crisis period (1998-2003). In spite of this significant supply reaction, for the second year running there was a substantial increase in the prices of steel products.

Also as a result of this movement, seaborne iron ore trade grew to 602 million tons in 2004, 12.1% more than in 2003. Part of the disequilibrium between supply and demand was satisfied by the emergence of a spot market of considerable scale, in which prices reached multiples of the benchmark prices.

We expect the world economy to continue to grow at a rate above average long-term trend, although more slowly than in the first half of 2004. Together with the good outlook for the performance of the Chinese economy this tends to support up cycle of ores and metals prices.

Although investments by the global metals and mining industry are firmly expanding, indicating that in 2005 they could reach twice their amount of 2002, we believe that, at least for the next two years,

9

MANAGEMENT REPORT 2004

reasonably large-scale imbalances between supply and demand in several markets continue to exist, especially iron ore, alumina and aluminum.

Capacity utilization levels are extremely high, resulting in higher operational costs and problems in the supply chain. Inventories, both in absolute terms and also in relation to consumption, are at historically low levels, while a considerable portion of the increase in the value of investments programmed is due to the increase in the cost of equipment. Further, the average time between the decision to invest and the conclusion of a project is relatively long, and has increased, worldwide, due to the increase in requirements for approval.

In the specific case of iron ore, we estimate an increase of global seaborne demand of 50 million tons. This increase, of 8.3%, would be lower than in 2004, but still shows significant vigor, as this expansion is stonger than the growth trend of the last 10 years – of 5% since the beginning of the 90s. In view of the relative rigidity of supply expansion in the short term, with operation at full capacity and virtual non-existence of inventories, persistence of very tight market conditions can be foreseen.

Although CVRD’s programmed iron ore production for this year is more than 10% greater than in 2004, the Company still faces excess demand.

We expect the Brazilian economy to continue to recover from the period of low growth in 2002 and 2003, while exports will continue to increase, resulting in favorable conditions for the logistics services offered by CVRD in Brazil.

10

Financial Statements — 2004

BRGAAP

Filed at CVM and SEC on 03/21/05

Gerência Geral de Controladoria — GECOL

1

CVRD

3

CVRD

Part I

Expressed in millions of reais

1-	Management’s Discussion and Analysis of the Operating Results for the Year Ended December 31, 2004 Compared With the Year Ended December 31, 2003

1.1-	General Aspects

(a)	Companhia Vale do Rio Doce’s segments of business are mining and logistics, as follows:

•	Ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;

•	Non-ferrous minerals: potash, kaolin and copper;

•	Logistics: railroads, ports and maritime terminals and shipping; and

•	Holdings: equity holdings in producers of aluminum, steel and electric power generation.

Ferrous Minerals

Iron Ore and Pellets

Operating through two world-class integrated systems for ore production and distribution, each consisting of mines, railroads and maritime terminals. The Southern System, based in the states of Minas Gerais and Espírito Santo and the Northern System, based in the states of Pará and Maranhão. Currently CVRD operates nine pelletizing plants in Brazil, five of them in joint ventures with international partners. The Company also has a 50% interest in Samarco, which owns and operates two pelletizing plants in Espírito Santo, and a pelletizing plant in Bahrein (GIIC), which CVRD has a 50% interest.

Iron ore and pellets export sales are generally made pursuant to long-term supply contracts which provide for annual price negotiations. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation processes required to produce the desired final product, granulometric, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore, influence contract prices for iron ore. Contract prices also depend on transportation costs. Annual price negotiations generally occur from November to February, with separate prices established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective as of April of each year up to March of the next year. In the European market, the renegotiated prices are effective as of January of each year. Because of the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are less commodity-like than other minerals which are fungible and have standard international prices. This factor combined with the structure of the market has prevented the development of an iron ore and pellets futures market which we could, if we wished, use to mitigate our exposure to price fluctuations of these products. Currently, the Company does not hedge its exposure to iron ore and pellet price volatility.

Manganese and Ferroalloys

This activity is carried out through the subsidiaries RDM located in the state of Bahia and Minas Gerais, Urucum located in the state of Mato Grosso do Sul, Rio Doce Manganèse Europe in France and Rio Doce Manganese Norway in Norway.

Non-Ferrous Minerals

Potash

The potash is an important raw material for making fertilizers. The Company has leased a potash mine in the state of Sergipe from Petróleo Brasileiro S.A. – PETROBRAS since 1995, which is the unique of this kind in Brazil.

In November, 2004, CVRD won an international competition for the research evaluation and exploration of a potash deposit in the Neuquen Province, Argentina.

Copper

CVRD’s copper activities have been operating since June, 2004 the Sossego mine in Pará. Sossego is the first copper mine of CVRD and the only project Greenfield in the world to begin to operate in 2004.

3

CVRD

Kaolin

Kaolin is a fine white aluminum silicate clay, used in the paper, ceramic and pharmaceutical industries as a coating and filler. Kaolin commercial activities are conducted through Pará Pigmentos S.A. and Cadam.

Gold

Gold operations were substantially reduced with the sale of Fazenda Brasileiro in 2003. At present, gold operations are linked to copper as a by-product and the small productions in Itabira mine in connection with our iron ore operations.

Logistics

The logistics system includes the Vitória to Minas Railroad and the Tubarão port complex in the Southern System, and the Carajás Railroad and Ponta da Madeira Marine Terminal in the Northern System. In addition, CVRD controls the railroad Ferrovia Centro-Atlântica S.A. – FCA, and has interest in MRS Logística. The principal cargo of CVRD’s railroad is the Company’s own iron ore, along with steel, coal, pig iron, agricultural products and fuel. The Company charges market rates for third-party cargo, which vary based upon the distance traveled and the density of the freight in question.

Energy

The Company participates in nine hydroelectric plants, four of which are in operation. CVRD’s investments in the sector seek to optimize the Group’s supply of electric power.

Holdings

Aluminum Operations

The Company sells aluminum, alumina and bauxite to an active world market in which prices are determined based on prices for the primary aluminum quoted on the London Metals Exchange and the Commodity Exchange, Inc (Comex) at the time of delivery.

The bauxite extraction activities are done through a 40% participation in the joint venture Mineração Rio do Norte S.A. – MRN. We have had a 57.03% interest in the voting capital of Alunorte, which refines the bauxite into alumina and also a participation in aluminum smelting through Albras, in which it held a 51% interest, and through Valesul, of which it owned 54.51%.

Steel

Commercial activities in the steel industry are conducted through the jointly-controlled company California Steel Industries Inc. (50% of total capital), located in California, which manufacturers various processed steel products, and through the affiliated company Usiminas (11.46% of the total capital).

(b)	The variations of the main currencies and indices in relation to the real, which impacted the results of the Company and its subsidiaries, jointly-controlled companies and affiliates, were as follows:

	Δ%				Parity
Currencies / Indices	U.S.
Period	DOLLAR	YEN	IGP-M	TJLP	US$ x R$	US$ x Yen
Year ended 2004	(8.1)	(4.0)	12.4	9.8	2.6544	102.55
4Q/04	(7.1)	(0.2)	2.0	2.4	2.6544	102.55
3Q/04	(8.0)	(9.1)	3.3	2.4	2.8586	110.17
Year ended 2003	(18.2)	(9.3)	8.7	11.5	2.8892	107.17
4Q/03	(1.2)	3.0	1.5	2.6	2.8892	107.17

About 83% of the Company’s gross revenue (84% consolidated) for 2004 is linked to the U.S. dollar. About 31% (36% consolidated) of total costs are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.

Approximately 96% (91% consolidated) of the short-term and long-term loans of the Company for 2004 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 10.14 and 10.23).

4

CVRD

(c)	Divestitures

CST

CVRD through its indirect subsidiary Rio Doce International Finance Ltd., sold to Arcelor its holdings in Companhia Siderurgica de Tubarão (CST) for US$ 578.5 million, accounting for results of R$ 541 million (R$ 463 in 3Q/04 and R$ 78 in 4Q/04), disclosed as “Results on sale of assets” in the income statement.

PPSA

CVRD sold to Caemi Mineração e Metalurgia S.A., in October, 2004 for US$ 117.8 million, the voting capital of Para Pigmentos S.A.. The result of the operation was registered in the Financial Statements as a non-realized result by the parent company.

(d)	Consolidation

CVRD received approval from Comissão de Valores Mobiliários – CVM, and its independent auditors the permission to fully consolidate Albras Alumínio Brasileiro S.A. (Albras), an aluminum producer company.

For the purpose of comparability, CVRD discloses 2003 “proforma” amounts with the necessary adjustments to reflect the effects of the full consolidation in 2003 (Note 10.3).

(e)	In 2004, the consolidated trade balance of US$ 4,618 million was generated as follows:

	Consolidated (in US$ million)
	2003	2004
Exports	4,229	5,534
Imports	(557)	(916)

	3,672	4,618

(f)	Corporate governance – Sarbanes-Oxley

Sarbanes-Oxley was approved in the United States, and its application is obligatory to all American and foreign companies registered with the Securities and Exchange Commission that negotiate American Depositary Receipts in United States stock exchanges. CVRD also has ADR in the New York Stock Exchange and has been accomplished to the Regulatory Entities’ demand.

(g)	Independent auditors policy

The policy concerning independent accountants in relation to non-audit services is based on the maintenance of their independence. During 2004, the amount of non-audit services paid was less than 5% compared to the total fees paid to independent auditors.

Beginning in 2004, the Company has been audited by Deloitte Touch Tohmatsu Auditores Independentes in accordance with Instruction CVM 308, related to auditors’ rotation.

(h)	Stock Split

On August 18, 2004 the Extraordinary General Stockholders’ Meeting approved the forward stock split. After the split the Company’s capital comprises 1,165,677,168 shares, of which 749,949,429 common shares 415,727,739 class “A” preferred.

Beginning August 19, each share of the Company traded in the São Paulo Stock Exchange (Bovespa) underwent a forward stock split into three shares. Hence, each current share, both common (VALE3) and preferred (VALE5) is represented by three shares post-split.

Beginning September 7, each American Depositary Receipt (ADR) representing common shares (RIO) or preferred shares (RIOPR) of the Company listed on the New York Stock Exchange (NYSE) was also undergo a forward split. As a result, the proportion of one ADR to one underlying common or preferred share is maintained.

CVRD	5

1.2- Comments on the Parent Company Results

The net income of the Company in 2004 was R$ 6,460 compared with net income of R$ 4,509 in 2003 (the earnings per share corresponds to R$ 5.61 in 2004 versus R$ 3.92 in 2003).

The gross margin declined from 46.5% in 2003 to 45.4% in 2004. The gross revenue rose R$ 3,418 (to R$ 13,785 in 2004 from R$ 10,367 in 2003), while the cost of products and services increased R$ 1,790 (to R$ 7,147 in 2004 from R$ 5,357 in 2003).

1.2.1- Gross Revenue

The 33% increase in gross revenue (R$ 13,785 in 2004 against R$ 10,367 in 2003) is the result of the 19% higher volume sold of iron ore and pellets, considering the merger of Ferteco in September 2003 and for the operation at full capacity of the pelletizing plant of São Luis since June, 2003. The revenues of the year includes the first transportation of copper (269 thousands of tons – R$592) began in June, 2004. This effect was compensated in part for the average valuation of the real against the United States Dollar by 4.8%, incident on 83% of the revenue of the Company.

The increase in iron ore and pellets sales was due to growth in Europe, Asia and steel companies in Brazil of 23%, 17% and 25% respectively.

	In thousands of metric tons (except gold and railroad
	transportations)						In millions of reais
	Quarter			Accumulated			Quarter			Accumulated
	4Q/04	3Q/04	4Q/03	2004	2003	Δ%	4Q/04	3Q/04	4Q/03	2004	2003	Δ%
External market
Iron ore - fines	29,183	28,538	25,769	108,772	91,812	18	1,450	1,507	1,295	5,548	4,513	23
Iron ore - lump ore	2,516	2,646	2,611	9,105	7,866	16	146	164	140	535	422	27
Pellets	5,729	5,742	5,416	22,595	17,231	31	564	611	503	2,359	1,621	46

	37,428	36,926	33,796	140,472	116,909	20	2,160	2,282	1,938	8,442	6,556	29

Internal market
Iron ore - fines	8,042	7,992	7,494	31,914	30,206	6	386	410	302	1,533	1,314	17
Iron ore - lump ore	2,641	2,615	2,260	9,946	7,089	40	128	132	71	476	244	95
Pellets (*)	1,293	1,360	1,247	5,115	3,709	38	200	191	161	747	498	50

	11,976	11,967	11,001	46,975	41,004	15	714	733	534	2,756	2,056	34

Total Iron ore - fines	37,225	36,530	33,263	140,686	122,018	15	1,836	1,917	1,597	7,081	5,827	22
Iron ore - lump ore	5,157	5,261	4,871	19,051	14,955	27	274	296	211	1,011	666	52
Pellets	7,022	7,102	6,663	27,710	20,940	32	764	802	664	3,106	2,119	47

	49,404	48,893	44,797	187,447	157,913	19	2,874	3,015	2,472	11,198	8,612	30

Copper	139	96	—	269	—	—	324	196	—	592	—	—
Potash	165	161	169	630	674	(7)	98	103	73	362	289	25
Gold (kg)	33	—	63	33	1,921	(98)	1	—	3	1	71	(99)
Railroad transportation (millions of TKU) (**)	6,063	6,783	5,605	24,941	22,434	11	305	333	249	1,218	1,059	15
Port services	6,221	6,654	5,761	25,406	25,311	—	87	89	77	338	307	10
Alumina	28	—	—	28	—	—	26	—	—	26	—	—
Other products and services	—	—	—	—	—	—	20	6	3	50	29	72

							3,735	3,742	2,877	13,785	10,367	33

(*)	Includes revenues derived from services provided to pelletizing joint ventures in the amounts of R$ 40, R$ 34, R$ 41, R$ 156 and R$ 137 in 4Q/04, 3Q/04, 4Q/03, 2004 and 2003, respectively.

(**)	The company carried through its railroad system 4,350, 5,034, 4,041, 18,222 and 16,302 million of TKUs of general cargo and 1,713, 1,749, 1,564, 6,719 and 6,132 million of TKUs of iron ore and pellets in 4Q/04, 3Q/04, 4Q/03, 2004 and 2003, respectively.

Gross revenue by segment

				Total
	Ferrous	Non-Ferrous
	Minerals	Minerals	Logistics	2004	%	2003	%
External market
Americas, except the United States	661	—	—	661	5	484	5
United States	325	1	—	326	2	301	3
Europe	3,522	142	—	3,664	26	2,727	26
Middle East/Africa/Oceania	771	—	—	771	6	549	5
Japan	804	—	—	804	6	787	8
China	1,577	96	—	1,673	12	1,226	12
Asia, other than Japan and China	783	303	—	1,086	8	552	5

	8,443	542	—	8,985	65	6,626	64

Internal market	2,805	439	1,556	4,800	35	3,741	36

Total gross revenues	11,248	981	1,556	13,785	100	10,367	100

1.2.2- Cost of Products and Services

The 33% (R$ 1,790) increase in the cost of products and services (R$ 7,147 in 2004 against R$ 5,357 in 2003) results mainly from the principal factors:

•	Ferteco’s merger in September 2003, adding costs of R$ 607 from increase of sales totalling 12,233 thousand tons of iron ore and pellets, besides the impact of R$ 137 goodwill amortization;

•	Acceleration of goodwill amortization period of Samitri as a result of the revision of its projection of rentability, increasing costs by R$ 81 in twelve months of 2004;

•	Increase in volumes of iron ore and pellets purchased, as well as increase in prices totalling in R$ 93;

•	Operations at full capacity of the São Luís Pellets Plant (UPSL), adding costs of R$ 147 to sales of 2,386 thousand tons in 2004;

•	Inclusion of the first transportation of copper at Sossego Mine increasing R$ 262 of costs due to sales of 269 thousands of tons in 2004; and

•	R$ 693 due to the increase in sales, the increase in maintenance of goods and equipment and price adjustments to contracts of services and oil-derived products.

CVRD

By Nature

	2004
	Denominated		Quarter						Accumulated
	R$	US$	4Q/04%		3Q/04%		4Q/03%		2004	%	2003	%	Δ%
Personnel	691	—	185	9	191	10	185	12	691	10	572	11	21
Material	917	431	432	21	350	19	243	16	1,348	19	874	16	54
Oil and gas	777	—	217	11	204	11	180	12	777	11	636	12	22
Outsourced services	971	—	228	11	269	15	250	16	971	14	753	14	29
Outsourced transportation	358	—	130	6	73	4	50	3	358	5	86	2	316
Energy	217	—	50	2	69	4	51	3	217	3	151	3	44
Acquisition of iron ore and pellets	—	1,247	329	16	329	18	232	15	1,247	17	1,154	21	8
Tolling industrialization	—	89	38	2	17	1	17	1	89	1	38	1	134
Depreciation and depletion	584	—	158	8	151	8	154	10	584	8	554	10	5
Amortization of goodwill	384	—	96	5	96	5	76	5	384	5	166	3	131
Others	59	422	178	9	106	5	110	7	481	7	373	7	29

Total	4,958	2,189	2,041	100	1,855	100	1,548	100	7,147	100	5,357	100	33

	69%	31%

1.2.3- Results of Shareholdings by Business Area

The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

	Quarter			Accumulated
Business Area	4Q/04	3Q/04	4Q/03	2004	2003	%
Ferrous Minerals
. Iron ore and pellets	512	505	20	1,666	783	113
. Manganese and ferroalloys	138	207	221	572	385	49

Non-Ferrous Minerals	(24)	16	(39)	(4)	(56)	93

Logistics	17	68	17	166	(143)	216

Holdings
. Steel	251	178	93	802	436	84
. Aluminum	176	235	138	728	761	(4)

Others	17	(3)	(24)	17	(91)	119

Gain on investments accounted for by the equity method	1,087	1,206	426	3,947	2,075	90

Provision for losses	(12)	(10)	(154)	(81)	175	(146)

Amortization of goodwill	(55)	(57)	(114)	(250)	(503)	50

Exchange variation in Stockholders’ Equity of companies abroad	(318)	(236)	(9)	(365)	(625)	42

Results of equity investments	702	903	149	3,251	1,122	190

The effects of exchange rate variation on debt generated a negative variation impacting the results of equity investments due to the real valuation against US dollar of only 8.1% in 2004 compared to 18.2% in 2003.

Ferrous Minerals

(a) Iron Ore and Pellets

There were increases in sales volume of iron ore and pellets as well as of average prices, partially offset by the Real appreciation of 4.8% (the average exchange rate floated from R$ 3.0723 in 2003 to R$ 2.9257 in 2004).

In September 2003, CVRD increased its ownership in Caemi Mineração e Metalurgia S.A. (60.23% in 2004 against 16.86% in the first eight months of 2003). As opposed, due to the incorporation of Ferteco Mineração S.A. in September 2003, equity in the results of Ferteco is no longer applicable as from the first eight months in 2003.

(b) Manganese and Ferroalloys

Equity in the results of investees had an increase, mainly due to the increases in sales volume and selling average prices of manganese and ferroalloys, partially offset by the effects of the Real appreciation of 4.8%.

Non-Ferrous Minerals

CVRD

There were increases in sales volume and stability in average prices in US dollar. The gains were partially offset by the effects of the Real appreciation of 4.8% and the increase of mineral researches expenses related to several countries.

Logistic

Equity in the results of investees increased substantially, due to the increase in volume transported through the railroads and shipments, partially offset by the reduction in the volume of bulk transportation as a result of the divestitures program in the shipping business. Selling average prices increased mainly due to the strong demand for transportation services, especially from the exporters.

Additionally, the result of equity investment at 2003 was negatively impacted by the change in the accounting practice to recognize the costs of leasing of R$ 238 in FCA.

Holdings

(a) Steel

Equity in the results of investees had an increase mainly due to the increases in sales volume and selling average prices, partially offset by the effects of the 4.8% Real appreciation against the US dollar.

Additionally, CST had a favorable decision in Court and, accordingly, recognized R$ 74, in June, 2004, of income tax credits related to the “Plano Verão” and reversal of provision for contingencies. From June, 2004 the interest in CST was reduced from 28.02% to 7.91% as a result of the sale of CST interest, which were sold in December, 2004.

(b) Aluminum

There were increases in sales volume, mainly of alumina and bauxite, due to the increase in the capacity production of the plants and increase in the selling average prices partially offset by the effects of the Real appreciation against the US dollar. The aluminum production costs of Valesul significantly increased as a result of the increase in energy costs.

Additionally, as a result of the increase in metal prices, the marking of the market price derivative instruments for metal prices generated losses in 2004.

1.2.4- Operating Expenses

The operating expenses, except for non recurring item refering to Samitri´s amortization goodwill, increased R$ 277 (R$ 1,453 in 2004 compared to R$ 1,176 in 2003), due to higher administrative expenses and expenses for research and studies involving copper and nickel projects.

1.2.5- Non Recurring Item – Samitri’s Amortization of Goodwill

In 2004, according to instruction CVM 247, we reviewed the terms of goodwill originated from Samitri acquisition. After reviewing the projections of future results we adopted five years of amortization, mainly due to the increase of cashflow dividends received from Samarco. Consequently, we recorded an expense of R$ 183.

1.2.6- Net Financial Results

The net financial result in 2004 had a negative impact of R$ 1,146 (expense of R$ 752 in 2004 compared to revenue of R$ 394 in 2003), mainly due to exchange rate effects arising from the valuation of the real against the dollar of 18% in 2003 and of 8% in 2004. (Note 10.23)

1.2.7- Income Tax and Social Contribution

CVRD

Income tax and social contribution reflect an expense of R$ 885 in 2004 compared with an expense of R$ 487 in 2003, mainly caused by reduction on the benefit of interest on stockholders’ equity, temporary difference due to capital loss non-deductible and taxation over amortized investment discount. (Note 10.11)

1.2.8- Cash Generation

The operating cash generation measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion) was R$ 6,211 in 2004, against R$ 4,877 in 2003, an increase of 27.4%.

EBITDA

	Quarter			Accumulated
	4Q/04	3Q/04	4Q/03	2004	2003
Net operating revenue	3,563	3,534	2,798	13,088	10,013
Cost of products and services	(2,041)	(1,855)	(1,548)	(7,147)	(5,357)
Operating expenses	(425)	(467)	(357)	(1,636)	(1,176)

Operating profit	1,097	1,212	893	4,305	3,480
Depreciation, amortization and depletion	260	258	244	1,007	759

	1,357	1,470	1,137	5,312	4,239
Dividends received	245	68	102	716	602
Write-off of assets	—	—	—	—	36
Goodwill Samitri	—	—	—	183	—

EBITDA R$	1,602	1,538	1,239	6,211	4,877

Current liabilities
Current portion of long-term debt — unrelated parties	670	785	1,897	670	1,897
Short-term debt	—	142	106	—	106
Loans from related parties	2,043	1,564	1,365	2,043	1,365

	2,713	2,491	3,368	2,713	3,368

Long-term liabilities
Long-term debt — unrelated parties	2,911	3,214	2,771	2,911	2,771
Loans from related parties	3,784	4,388	4,395	3,784	4,395

	6,695	7,602	7,166	6,695	7,166

Gross debt	9,408	10,093	10,534	9,408	10,534

Interest paid	69	71	92	345	369
Stockholders’ equity	18,170	18,621	14,940	18,170	14,940
EBITDA / Interest paid	23.22	21.66	13.47	18.00	13.22

Gross debt / LTM EBITDA	1.51	1.73	2.16	1.51	2.16
Gross debt / Equity Capitalization	34	35	41	34	41

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1.3- Comments on the Consolidated Results

1.3.1- Consolidated Gross Revenue

Sales volume and revenues by products and services:

	In thousands of metric tons
	(except gold and railroad transportation)			In millions of reais
					2003
	2004	2003	Δ%	2004	Proforma	Δ%
Iron ore	190,651	154,172	24	11,030	7,743	42
Pellets (*)	40,853	32,640	25	4,596	3,414	35

	231,504	186,812	24	15,626	11,157	40

Manganese	999	885	13	178	150	19
Ferroalloys	542	512	6	1,906	948	101
Copper	269	—	—	592	—	—
Potash	630	674	(7)	362	289	25
Kaolin	1,207	731	65	468	320	46
Gold (kg)	33	1,921	(98)	1	71	(99)
Railroad transportation (millions of TKU)	40,055	30,171	33	2,125	1,431	48
Port services	28,697	28,743	—	450	371	21
Maritime transportation	—	—	—	450	332	36
Aluminum	477	488	(2)	2,439	2,151	13
Alumina	1,678	1,805	(7)	1,315	1,134	16
Bauxite	5,429	4,326	25	301	249	21
Steel	—	—	—	2,731	2,217	23
Other products and services	—	—	—	76	75	1

				29,020	20,895	39

(*)    Includes revenues derived from services provided to palletizing join ventures in the amount of R$ 77 and R$ 68, referring to 2004 and 2003, respectively.

Revenues from iron ore and pellets increased by 40% (R$ 15,626 in 2004 against R$ 11,157 in 2003) due to modification of the product mix and higher prices in 2004.

Revenues from manganese and ferroalloys increased by 90% (R$ 2,084 in 2004 against R$ 1,098 in 2003) and reflect the performance of the companies of the segment discussed in Item 1.2.3 Ferrous Minerals (b) Manganese and ferroalloys.

Revenues from kaolin increased by 46% (R$ 468 in 2004 against R$ 320 in 2003). This increase was basically due to the acquisition of indirect control of Cadam, through an increase in the holding in the subsidiary Caemi, since September, 2003.

Revenues from transportation rose 48% (R$ 2,125 in 2004 against R$ 1,431 in 2003), due mainly to acquisition of indirect control of MRS (through Caemi) and FCA since September, 2003, along with higher railway freight rates.

Revenues in the aluminum area rose 15% (R$ 4,055 in 2004 versus R$ 3,534 in 2003), due to increase of production capacity of bauxite and alumina plants as well as the average selling prices, discussed in Item 1.2.3 Holdings (b) Aluminum.

Revenues from steel products increased by 23% (R$ 2,731 in 2004 compared with R$ 2,217 in 2003). This reflects the performance of CSI and CST, discussed in Item 1.2.3 Holdings (a) Steel.

CVRD

Gross Consolidated Revenue by Segment

		Non-		Holdings			Total
	Ferrous	Ferrous							2003
	Minerals	Minerals	Logistics	Aluminum	Steel	Eliminations	2004	%	Proforma	%
External market
America, except United States	2,170	6	196	672	138	(1,086)	2,096	7	1,410	7
United States	1,564	1	44	727	2,063	(1,127)	3,272	11	2,004	10
Europe	10,024	541	31	2,189	43	(4,816)	8,012	28	5,828	28
Middle East/Africa/Oceania	1,721	12	—	7	—	(407)	1,333	4	1,082	5
Japan	2,240	77	—	1,059	—	(847)	2,529	9	2,249	10
China	4,271	238	—	380	45	(1,855)	3,079	11	2,025	10
Asia, other than Japan and China	2,104	604	1	—	148	(1,087)	1,770	6	1,229	6

	24,094	1,479	272	5,034	2,437	(11,225)	22,091	76	15,827	76

Internal Market	4,711	486	3,029	1,127	367	(2,791)	6,929	24	5,068	24

Total operating revenues	28,805	1,965	3,301	6,161	2,804	(14,016)	29,020	100	20,895	100

1.3.2- Consolidated Cost of Products and Services

By Nature

	2004
	Denominated in
				2003
	R$	US$	2004	Proforma	Δ%
Personnel	1,262	150	1,412	1,213	16
Material	1,547	778	2,325	1,797	29
Oil and gas	1,212	385	1,597	1,362	17
Outsourced services	2,169	305	2,474	1,802	37
Energy	686	567	1,253	998	26
Raw Material	258	2,262	2,520	2,262	11
Depreciation and depletion	1,125	66	1,191	1,035	15
Amortization of goodwill	384	—	384	166	131
Others	466	501	967	695	39

Total	9,109	5,014	14,123	11,330	25

	64%	36%

The 25.0% (R$ 2,793) increase in the cost of products and services is due to changes in consolidated entities, increases in sales volumes and changes in the prices of the various elements which comprise production cost, as follows:

Change in consolidated entities:

•	Increase in the percentage of consolidation of FCA (100% as from September 2003);

•	Reduction in the percentage of consolidation of CST (28.73% up to June 2004 to 7.91% among July and December, 2004);

•	Increase in the percentage of consolidation of Caemi (100% as from September 2003);

•	Incorporation of Ferteco as from September, 2003; and

•	Incorporation of Mineração Serra do Sossego as from December, 2003.

Increases in sales volumes:

•	Increase of 24% and 25% in sales volume of iron ore and pellets, respectively;

•	Increase of 13% and 6% in sales volume of manganese and ferroalloys, respectively; and

•	Increase of 25%, decrease of 7% and 2% in sales volume of bauxite, alumina and aluminum, respectively.

Changes in the elements of costs:

•	Wage increases awarded to various categories of employees;

•	Increases in the cost of materials and contracts referenced to the US dollar or inflation indices (INPC, IGP-M, etc);

•	Increases in the price and volume of ore, alumina and bauxite purchased from third parties;

•	Increase in electricity rates; and

•	Increase in goodwill amortization resulting from the merger of Ferteco and revision of its projection of rentability of Samitri’s goodwill.

CVRD

1.3.3- Cash Generation Consolidated

The operating cash generation consolidated measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion added of dividends received) was R$ 12,249 in 2004, against R$ 8,100 in 2003, an increase of 51.22%.

EBITDA

	Accumulated
		2003
	2004	Proforma
Net operating revenue	27,544	20,116
Cost of products and services	(14,123)	(11,330)
Operating expenses	(3,115)	(2,121)

Operating profit	10,306	6,665
Depreciation / amortization of goodwill	1,694	1,302

	12,000	7,967
Dividends received	66	38
Write-off of assets	183	95

EBITDA R$	12,249	8,100

Current liabilities
Current portion of long-term debt - unrelated parties	2,526	3,575
Short-term debt	515	888
Loans from related parties	73	63

	3,114	4,526

Long-term liabilities
Long-term debt - unrelated parties	9,045	9,724
Loans from related parties	41	9

	9,086	9,733

Gross debt	12,200	14,259

Interest paid	965	838
Stockholders’ equity	18,170	14,940

EBITDA / Interest paid	12.69	9.67
Gross debt / LTM EBITDA	1.00	1.76
Gross debt / Equity Capitalization	40	49

Consolidated EBITDA by Segment

				2003
	2004			Proforma
		EBITDA % of	EBITDA		EBITDA % of	EBITDA
	EBITDA	total	margin %	EBITDA	total	margin %
Ferrous minerals	7,947	65%	47%	5,360	66%	45%
Non - ferrous minerals	309	3%	23%	127	2%	20%
Logistics	1,234	10%	48%	689	8%	35%
Investments
Aluminum	1,965	16%	50%	1,432	18%	46%
Steel	794	6%	30%	452	6%	21%
Other	—	—	—	40	—	—

	12,249	100%	44%	8,100	100%	41%

CVRD

Part II

Financial Statements and Notes to the Financial Statements

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

2- Balance Sheet

December 31				In millions of reais
		Parent Company		Consolidated
					2003
	Notes	2004	2003	2004	Proforma
Assets

Current assets

Cash and cash equivalents	10.6	306	342	3,917	2,129
Accounts receivable from customers	10.7	1,850	1,187	3,076	2,577
Related parties	10.8	589	668	73	48
Inventories	10.9	870	553	2,894	2,195
Taxes to recover or offset	10.10	512	537	898	800
Deferred income tax and social contribution	10.11	347	398	428	299
Others	—	253	324	644	661

		4,727	4,009	11,930	8,709

Long-term receivables
Related parties	10.8	587	708	109	59
Loans and financing	—	106	143	150	197
Deferred income tax and social contribution	10.11	523	740	1,058	1,325
Judicial deposits	10.16	1,147	985	1,680	1,430
Prepaid expenses	—	—	—	95	118
Accounts receivable - sale of assets	—	—	—	38	119
Property held for sale	—	—	—	111	86
Securities	—	—	—	—	69
Advances to energy suppliers	—	—	—	99	—
Others	—	28	27	371	361

		2,391	2,603	3,711	3,764

Permanent assets

Investments	10.12	12,975	11,241	2,830	3,313
Property, plant and equipment	10.13	15,246	12,362	24,798	21,717
Deferred charges	—	—	—	203	236

		28,221	23,603	27,831	25,266

		35,339	30,215	43,472	37,739

Liabilities and stockholders’ equity

Current liabilities
Short-term debt	10.14	—	106	515	888
Current portion of long-term debt	10.14	670	1,897	2,526	3,575
Payable to suppliers and contractors	—	1,516	959	1,972	1,518
Related parties	10.8	2,043	1,365	73	63
Payroll and related charges	—	288	169	399	268
Pension Plan - Valia	10.18	91	92	91	92
Proposed dividends and interest on stockholders’ equity	—	1,279	319	1,557	337
Taxes and contributions	—	527	99	1,286	225
Others	—	379	242	907	731

		6,793	5,248	9,326	7,697

Long-term liabilities
Long-term debt	10.14	2,911	2,771	9,045	9,724
Related parties	10.8	3,784	4,395	41	9
Provisions for contingencies	10.16	1,953	1,483	2,604	2,086
Pension Plan - Valia	10.18	570	570	570	570
Provision for environmental liabilities	10.17	255	232	255	232
Provisions for derivatives	—	55	212	430	323
Others	—	848	364	990	537

		10,376	10,027	13,935	13,481

Deferred income	10.30	—	—	10	157

Minority interests	—	—	—	2,031	1,464

Stockholders’ equity
Paid-up capital	10.19	7,300	6,300	7,300	6,300
Revenue reserves	—	10,870	8,640	10,870	8,640

		18,170	14,940	18,170	14,940

		35,339	30,215	43,472	37,739

The additional information, notes and attachment I are an integral part of these statements.

CVRD

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

3- Statement of Income

Years ended December 31	In millions of reais
	Parent Company						Consolidated
		Quarter			Accumulated		Accumulated
								2003
	Notes	4Q/04	3Q/04	4Q/03	2004	2003	2004	Proforma
Operating revenues	1.2.1 /
Sales of ore and metals	1.3.1
Iron ore and pellets		2,874	3,015	2,472	11,198	8,612	15,626	11,157
Manganese and ferroalloys		—	—	—	—	—	2,084	1,098
Copper		324	196	—	592	—	592	—
Potash		98	103	73	362	289	362	289
Kaolin		—	—	—	—	—	468	320
Gold		1	—	3	1	71	1	71

		3,297	3,314	2,548	12,153	8,972	19,133	12,935
Transport services		392	422	326	1,556	1,366	3,025	2,134
Sales of aluminum-related products		26	—	—	26	—	4,055	3,534
Sales of steel products		—	—	—	—	—	2,731	2,217
Other products and services		20	6	3	50	29	76	75

		3,735	3,742	2,877	13,785	10,367	29,020	20,895

Value Added taxes		(172)	(208)	(79)	(697)	(354)	(1,476)	(779)

Net operating revenues		3,563	3,534	2,798	13,088	10,013	27,544	20,116

Cost of products and services	1.2.2 /
Ores and metals	1.3.2	(1,878)	(1,730)	(1,420)	(6,640)	(4,888)	(8,528)	(6,255)
Transport services		(147)	(119)	(121)	(479)	(449)	(1,805)	(1,397)
Aluminum-related products		(16)	—	—	(16)	—	(2,013)	(2,072)
Steel products		—	—	—	—	—	(1,738)	(1,551)
Other products and services		—	(6)	(7)	(12)	(20)	(39)	(55)

		(2,041)	(1,855)	(1,548)	(7,147)	(5,357)	(14,123)	(11,330)

Gross profit		1,522	1,679	1,250	5,941	4,656	13,421	8,786

Gross margin		42.7%	47.5%	44.7%	45.4%	46.5%	48.7%	43.7%

Operating expenses
Selling		(7)	(8)	(64)	(25)	(217)	(412)	(295)
Administrative	10.26	(169)	(123)	(124)	(531)	(406)	(1,125)	(822)
Research and development		(111)	(99)	(95)	(349)	(233)	(440)	(249)
Other operating expenses	10.26	(138)	(237)	(74)	(548)	(320)	(955)	(755)
Non recurring item - Samitri’s Goodwill amortization		—	—	—	(183)	—	(183)	—

		(425)	(467)	(357)	(1,636)	(1,176)	(3,115)	(2,121)

Operating profit before financial results and results of equity investments		1,097	1,212	893	4,305	3,480	10,306	6,665
Results of equity investments	10.12
Gain on investments accounted for by the equity method		1,087	1,206	426	3,947	2,075	408	209
Amortization of goodwill		(55)	(57)	(114)	(250)	(503)	(252)	(612)
Provision for losses		(12)	(10)	(154)	(81)	175	—	(137)
Exchange variation in stockholders ’ equity of companies abroad		(318)	(236)	(9)	(365)	(625)	—	—

		702	903	149	3,251	1,122	156	(540)

Financial results		211	(54)	(261)	(752)	394	(2,000)	(203)

Operating profit		2,010	2,061	781	6,804	4,996	8,462	5,922

Change of accounting practices		—	—	—	—	—	—	(91)
Results on sale of assets		78	463	—	541	—	551	174

Income before income tax and social contribution		2,088	2,524	781	7,345	4,996	9,013	6,005
Income tax and social contribution	10.11	(560)	(228)	11	(885)	(487)	(1,810)	(963)

Income before minority interests		1,528	2,296	792	6,460	4,509	7,203	5,042
Minority interests		—	—	—	—	—	(743)	(533)

Net income for the year		1,528	2,296	792	6,460	4,509	6,460	4,509

Number of shares outstanding at the end of the year (in thousands)		1,151,520	1,151,520	1,151,520	1,151,520	1,151,520

Net earnings per share outstanding at the end of the year (R$)		1.33	1.99	0.69	5.61	3.92

The additional information, notes and attachment I are an integral part of these statements.

CVRD

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

4- Statement of Changes in Stockholders’ Equity

Years ended December 31									In millions of reais
	Revenue reserves
		Paid-up	Expansion/		Unrealized		Fiscal	Treasury	Retained
	Notes	capital	Investments	Depletion	income	Legal	incentives	stock	earnings	Total
		5,000	5,277	1,004	746	855	—	(131)	—	12,751
December 31, 2002

Changing of pratices - environmental provision		—	—	—	—	—	—	—	(66)	(66)
Capitalization of reserves		1,300	(1,300)	—	—	—	—	—	—	—
Realization of reserve		—	—	—	(189)	—	—	—	189	—
Net income for the year		—	—	—	—	—	—	—	4,509	4,509
Appropriations:
Interest on stockholders’ equity		—	—	—	—	—	—	—	(2,254)	(2,254)
Appropriation to revenue reserves		—	2,062	—	—	226	90	—	(2,378)	—

December 31, 2003		6,300	6,039	1,004	557	1,081	90	(131)	—	14,940

Capitalization of reserves		1,000	(910)	—	—	—	(90)	—	—	—
Realization of reserve	10.22	—	—	—	(211)	—	—	—	211	—
Net income for the year		—	—	—	—	—	—	—	6,460	6,460
Appropriations:	10.22
Interim interest on stockholders’ equity		—	—	—	—	—	—	—	(1,671)	(1,671)
Interim dividends		—	—	—	—	—	—	—	(280)	(280)
Additional remuneration proposed		—	—	—	—	—	—	—	(1,279)	(1,279)
Appropriation to revenue reserves		—	3,077	—	—	323	41	—	(3,441)	—

December 31, 2004		7,300	8,206	1,004	346	1,404	41	(131)	—	18,170

The additional information, notes and attachment I are an integral part of these statements.

CVRD

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

5- Statement of Changes in Financial Position

Years ended December 31			In millions of reais
	Parent Company		Consolidated
				2003
	2004	2003	2004	Proforma
Funds were provided by:
Net income for the year	6,460	4,509	6,460	4,509
Expenses (income) not affecting working capital:
Result of equity investments	(3,251)	(1,122)	(156)	540
Dividends/interest on stockholders’ equity	974	549	66	38
Depreciation, amortization and depletion	704	601	1,406	1,144
Deferred income tax and social contribution	218	21	324	69
Disposal of investments	1,267	—	1,701	—
Result on sale of assets	(541)	—	(551)	(174)
Net monetary and exchange rate variations on long-term assets and liabilities	266	(612)	(344)	(1,136)
Disposal of property, plant and equipment	5	36	17	88
Amortization of goodwill in the cost of products sold	384	166	384	166
Non recurring item - goodwill of Samitri	183	—	183	—
Net unrealized derivative losses	22	57	368	216
Minority interests	—	—	743	533
Others	230	69	416	260

Total funds from operations	6,921	4,274	11,017	6,253

Loans to related parties, transferred to current assets	162	2,624	43	351
Loans and financing obtained	1,106	1,172	3,664	3,323
Loans from related parties	798	1,621	36	12
Others	234	439	632	506

Total funds provided	9,221	10,130	15,392	10,445

Funds were used for:
Long-term debt transferred to current liabilities	1,902	2,218	3,785	3,663
Related parties	79	1,265	62	225
Additions to permanent assets	3,810	2,857	6,014	5,110
Capital subscription in subsidiary and affiliated companies	798	2,642	289	889
Dividends/interest on stockholders’ equity	3,230	2,255	3,230	2,255
Guarantees and deposits	163	260	256	499
Others	66	—	164	877

Total funds used	10,048	11,497	13,800	13,518

Increase (decrease) in working capital	(827)	(1,367)	1,592	(3,073)

Changes in working capital are as follows:

Current assets:
At the end of the year	4,727	4,009	11,930	8,709
At the beginning of the year	4,009	4,346	8,709	10,878

	718	(337)	3,221	(2,169)

Current liabilities:
At the end of the year	6,793	5,248	9,326	7,697
At the beginning of the year	5,248	4,218	7,697	6,793

	1,545	1,030	1,629	904

Increase (decrease) in working capital	(827)	(1,367)	1,592	(3,073)

The additional information, notes and attachment I are an integral part of these statements.

CVRD

(A free translation of the original in Portuguese)

6- Statement of Cash Flows (Additional Information)

Years ended December 31						In millions of reais
	Parent Company					Consolidated
	Quarter			Accumulated		Accumulated
							2003
	4Q/04	3Q/04	4Q/03	2004	2003	2004	Proforma
Cash flows from operating activities:
Net income for the year	1,528	2,296	792	6,460	4,509	6,460	4,509
Adjustments to reconcile net income for the year with cash provided by operating activities:
Results of equity investments	(702)	(903)	(149)	(3,251)	(1,122)	(156)	540
Depreciation, amortization and depletion	185	182	176	704	601	1,406	1,144
Deferred income tax and social contribution	682	(347)	51	269	427	873	1,066
Result on sale of assets	(78)	(463)	—	(541)	—	(551)	(174)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	(69)	(429)	167	106	(1,035)	(144)	(1,989)
Minority interests	—	—	—	—	—	743	533
Disposal of property, plant and equipment	(14)	(12)	30	5	36	17	88
Amortization of goodwill in the cost of products sold	96	96	76	384	166	384	166
Non recurring item - goodwill of Samitri	—	—	—	183	—	183	—
Net losses on derivatives	10	31	16	22	57	368	216
Dividends/interest on stockholders’ equity	245	68	102	716	602	66	38
Others	(21)	(2)	(40)	(22)	(53)	247	76

	1,862	517	1,221	5,035	4,188	9,896	6,213

Decrease (increase) in assets:
Accounts receivable	1,043	(1,531)	265	(663)	547	(503)	26
Inventories	(123)	(49)	2	(317)	(61)	(699)	(243)
Others	(86)	120	(268)	8	(194)	(721)	(429)

	834	(1,460)	(1)	(972)	292	(1,923)	(646)

Increase (decrease) in liabilities:
Suppliers and contractors	686	108	130	705	148	787	97
Payroll and related charges and others	36	63	(45)	66	(14)	137	(42)
Taxes and contributions	(81)	574	116	673	70	678	245
Others	(543)	692	83	213	44	453	(214)

	98	1,437	284	1,657	248	2,055	86

Net cash provided by operating activities	2,794	494	1,504	5,720	4,728	10,028	5,653

Cash flows from investing activities:
Loans and advances receivable	158	(126)	265	318	(798)	81	(51)
Guarantees and deposits	(42)	(26)	(29)	(163)	(260)	(256)	(499)
Additions to investments	(253)	(130)	(45)	(798)	(292)	(289)	(889)
Additions to property, plant and equipment	(1,457)	(569)	(1,079)	(3,810)	(2,811)	(6,014)	(5,110)
Proceeds from disposal of property, plant and equipment/investments	431	834	18	1,268	188	1,736	427

Net cash used in investing activities	(1,163)	(17)	(870)	(3,185)	(3,973)	(4,742)	(6,122)

Cash flows from financing activities:
Short-term debt	71	356	404	(308)	(206)	(203)	(194)
Long-term debt	12	—	287	2,380	2,793	3,669	3,335
Repayments:
Related parties	(108)	(368)	—	(475)	—	—	—
Financial institutions	(113)	(399)	(857)	(1,897)	(1,542)	(4,693)	(2,993)
Dividends/interest on stockholders’ equity paid	(1,481)	—	(1,212)	(2,271)	(1,930)	(2,271)	(1,930)

Net cash provided by (used in) financing activities	(1,619)	(411)	(1,378)	(2,571)	(885)	(3,498)	(1,782)

Increase (decrease) in cash and cash equivalents	12	66	(744)	(36)	(130)	1,788	(2,251)
Cash and cash equivalents, beginning of the year	294	228	965	342	259	2,129	4,380
Cash of merged companies	—	—	121	—	213	—	—

Cash and cash equivalents, end of the year	306	294	342	306	342	3,917	2,129

Cash paid during the year for:
Short-term interest	(1)	—	—	(5)	(16)	(52)	(87)
Long-term interest	(68)	(71)	(92)	(340)	(353)	(913)	(751)
Income tax and social contribution paid	—	—	—	—	(47)	(318)	(184)
Non-cash transactions:
Transfer of advance for future capital increase to investments	(185)	(130)	(321)	(566)	(2,117)	—	—
Additions to property, plant and equipment - interest capitalization	78	95	(5)	35	90	123	420
Additions to property, plant and equipment - mergers	—	—	(1,342)	—	(1,831)	—	—

The additional information, notes and attachment I are an integral part of these statements.

CVRD

(A free translation of the original in Portuguese)

7- Statement of Value Added (Additional Information)

Years ended December 31						In millions of reais
	Parent Company				Consolidated
							2003
	2004	%	2003	%	2004	%	Proforma	%
Generation of Value Added

Sales revenue	13,785	100	10,367	100	29,020	100	20,895	100

Less: Acquisition of products	(1,368)	(11)	(1,154)	(11)	(2,755)	(9)	(2,300)	(11)
Outsourced services	(2,005)	(15)	(1,317)	(13)	(4,156)	(14)	(2,862)	(14)
Materials	(1,453)	(12)	(880)	(8)	(2,497)	(9)	(1,797)	(9)
Fuel oil and gas	(848)	(6)	(636)	(6)	(1,698)	(6)	(1,402)	(7)
Research and development, selling and administrative	(432)	(3)	(397)	(4)	(764)	(3)	(939)	(4)
Other operating expenses	(782)	(6)	(232)	(2)	(2,207)	(8)	(1,135)	(5)

Gross Value Added	6,897	50	5,751	56	14,943	51	10,460	50

Depreciation, amortization and depletion	(1,007)	(7)	(759)	(7)	(1,694)	(6)	(1,302)	(6)

Net Value Added	5,890	43	4,992	49	13,249	45	9,158	44

Received from third parties

Financial revenue	102	1	53	1	347	1	335	2
Results of equity investments	3,251	24	1,122	11	156	1	(540)	(3)
Results on sale of assets	541	4	—	—	551	2	174	1

Total Value Added	9,784	72	6,167	61	14,303	49	9,127	44

Distribution of Value Added
Employees	901	9	770	12	1,885	13	1,335	14
Government	1,653	17	1,301	21	2,862	20	2,307	25
Third parties’ capital (interest and monetary and exchange variances, net)	770	8	(413)	(7)	2,353	16	443	5
Stockholders’ remuneration	3,230	33	2,254	37	3,230	23	2,254	25
Minority interests	—	—	—	—	743	5	533	6
Retained earnings	3,230	33	2,255	37	3,230	23	2,255	25

Total Value added distributed	9,784	100	6,167	100	14,303	100	9,127	100

CVRD

(A free translation of the original in Portuguese)

8- Labor and Social Indicators (Additional Information)

Years ended December 31				In millions of reais
	Parent Company		Consolidated (unaudited)
	2004	2003	2004	2003 Proforma
Basis for computation

Gross revenues	13,785	10,367	29,020	20,895
Operating profit — before financial results and results of equity investments	4,305	3,480	10,306	6,665
Gross payroll	585	471	1,195	990

	2004			2003			2004			2003 Proforma
		% of			% of			% of			% of
		Gross	Operating		Gross	Operating		Gross	Operating		Gross	Operating
	Amount	payroll	profit	Amount	payroll	profit	Amount	payroll	profit	Amount	payroll	profit
Labor indicators
Food	58	10	1	44	9	1	106	9	1	78	8	1
Compulsory social charges	244	42	6	201	43	6	416	35	4	359	36	5
Private pension plan	73	12	2	52	11	1	91	8	1	82	8	1
Health	40	7	1	34	7	1	77	6	1	64	6	1
Education	40	7	1	29	6	1	66	6	1	44	4	1
Profit sharing	176	30	4	96	20	3	252	21	2	148	15	2
Other benefits	69	13	2	54	12	2	117	11	—	98	11	—

Total — Labor indicators	700	121	17	510	108	15	1,125	96	10	873	88	11

	2004			2003			2004			2003 Proforma
		% of			% of			% of			% of
		Operating	Gross		Operating	Gross		Operating	Gross		Operating	Gross
	Amount	profit	revenues	Amount	profit	revenues	Amount	profit	revenues	Amount	profit	revenues
Social indicators

Taxes	1,366	32	10	1,183	34	11	2,124	21	7	2,109	32	10
Social investments	54	1	1	54	2	1	81	1	—	61	1	—
Social projects and actions	35	1	1	36	1	1	62	1	—	43	1	—
Indigenous communities	19	—	—	18	1	—	19	—	—	18	—	—
Environmental expenditures	107	2	1	110	3	1	166	1	—	157	2	1
Operational	69	1	1	90	2	1	128	1	—	137	2	1
On outside programs and/or projects	38	1	—	20	1	—	38	—	—	20	—	—

Total — Social indicators	1,527	35	12	1,347	39	13	2,371	23	7	2,327	35	11

	2004	2003	2004		2003 Proforma
Headcount
No. of employees at end of year	18,457	16,338	36,176(*	)	33,282
No. of new hires during year	3,060	3,245	5,275		6,588

The Consolidated amounts relate to the percentage of participation of Parent Company in the companies.

(*) Reduce of 1,138 employees due to the divestment in CST.

(A free translation of the original in Portuguese)

9- Statement of Income by Segment (Additional Information)

Years ended December 31	In millions of reais

	2004
				Holdings
		Non-
	Ferrous	Ferrous					Corporate
	Minerals	Minerals	Logistics	Aluminum	Steel	Others	Center	Total
Operating revenues
Sales of ore and metals
Iron ore and pellets	15,626	—	—	—	—	—	—	15,626
Manganese and ferroalloys	2,084	—	—	—	—	—	—	2,084
Copper	—	592	—	—	—	—	—	592
Potash	—	362	—	—	—	—	—	362
Kaolin	—	468	—	—	—	—	—	468
Gold	—	1	—	—	—	—	—	1

	17,710	1,423	—	—	—	—	—	19,133
Transport services	—	—	3,025	—	—	—	—	3,025
Sales of aluminum-related products	—	—	—	4,055	—	—	—	4,055
Sales of steel products	—	—	—	—	2,731	—	—	2,731
Other products and services	68	—	—	8	—	—	—	76

	17,778	1,423	3,025	4,063	2,731	—	—	29,020

Value Added taxes	(738)	(77)	(462)	(112)	(87)	—	—	(1,476)

Net operating revenues	17,040	1,346	2,563	3,951	2,644	—	—	27,544

Cost of products and services

Ores and metals	(7,873)	(655)	—	—	—	—	—	(8,528)
Transport services	—	—	(1,805)	—	—	—	—	(1,805)
Aluminum-related products	—	—	—	(2,013)	—	—	—	(2,013)
Steel products	—	—	—	—	(1,738)	—	—	(1,738)
Other products and services	(33)	(6)	—	—	—	—	—	(39)

	(7,906)	(661)	(1,805)	(2,013)	(1,738)	—	—	(14,123)

Gross profit	9,134	685	758	1,938	906	—	—	13,421

Gross margin	53.6%	50.9%	29.6%	49.1%	34.3%	—	—	48.7%

Operating expenses
Selling	(192)	(97)	(40)	(45)	(38)	—	—	(412)
Administrative	(865)	(11)	(59)	(132)	(56)	(2)	—	(1,125)
Research and development	(133)	(303)	(4)	—	—	—	—	(440)
Non recurring item — Samitri’s goodwill amortization	(183)	—	—	—	—	—	—	(183)
Other operating expenses	(847)	(49)	(25)	(8)	(27)	1	—	(955)

	(2,220)	(460)	(128)	(185)	(121)	(1)	—	(3,115)

Operating profit before financial results and results of equity investments	6,914	225	630	1,753	785	(1)	—	10,306
Results of equity investments
Gain on investments accounted for by the equity method	76	—	—	—	332	—	—	408
Amortization of goodwill	(229)	—	(23)	—	—	—	—	(252)

	(153)	—	(23)	—	332	—	—	156

Financial results
Financial expenses, net	—	—	—	—	—	—	(1,556)	(1,556)
Monetary and exchange rate variation, net	—	—	—	—	—	—	(444)	(444)

	—	—	—	—	—	—	(2,000)	(2,000)

Operating profit (loss)	6,761	225	607	1,753	1,117	(1)	(2,000)	8,462
Results on sale of assets	(6)	—	21	(5)	541	—	—	551

Income before income tax and social contribution	6,755	225	628	1,748	1,658	(1)	(2,000)	9,013
Income tax and social contribution	(1,532)	(22)	(68)	(127)	(51)	(10)	—	(1,810)

Income before minority interests	5,223	203	560	1,621	1,607	(11)	(2,000)	7,203
Minority interests	(297)	(26)	(22)	(398)	—	—	—	(743)

Net income for the year	4,926	177	538	1,223	1,607	(11)	(2,000)	6,460

								2003
	Proforma
				Holdings
		Non-
	Ferrous	Ferrous					Corporate
	Minerals	Minerals	Logistics	Aluminum	Steel	Others	Center	Total
Operating revenues
Sales of ore and metals
Iron ore and pellets	11,157	—	—	—	—	—	—	11,157
Manganese and ferroalloys	1,098	—	—	—	—	—	—	1,098
Potash	—	289	—	—	—	—	—	289
Kaolin	—	320	—	—	—	—	—	320
Gold	—	71	—	—	—	—	—	71

	12,255	680	—	—	—	—	—	12,935
Transport services	—	—	2,134	—	—	—	—	2,134
Sales of aluminum-related products	—	—	—	3,534	—	—	—	3,534
Sales of steel products	—	—	—	—	2,217	—	—	2,217
Other products and services	62	—	—	13	—	—	—	75

	12,317	680	2,134	3,547	2,217	—	—	20,895

Value Added taxes	(378)	(58)	(214)	(70)	(59)	—	—	(779)

Net operating revenues	11,939	622	1,920	3,477	2,158	—	—	20,116

Cost of products and services
Ores and metals	(5,824)	(431)	—	—	—	—	—	(6,255)
Transport services	—	—	(1,397)	—	—	—	—	(1,397)
Aluminum-related products	—	—	—	(2,072)	—	—	—	(2,072)
Steel products	—	—	—	—	(1,551)	—	—	(1,551)
Other products and services	(36)	(16)	—	(3)	—	—	—	(55)

	(5,860)	(447)	(1,397)	(2,075)	(1,551)	—	—	(11,330)

Gross profit	6,079	175	523	1,402	607	—	—	8,786

Gross margin	50.9%	28.1%	27.2%	40.3%	28.1%	—	—	43.7%

Operating expenses
Selling	(211)	(21)	(5)	(27)	(31)	—	—	(295)
Administrative	(556)	(22)	(50)	(125)	(68)	(1)	—	(822)
Research and development	(59)	(190)	—	—	—	—	—	(249)
Other operating expenses	(700)	22	(54)	20	(37)	(6)	—	(755)

	(1.526)	(211)	(109)	(132)	(136)	(7)	—	(2.121)

Operating profit before financial results and results of equity investments	4.553	(36)	414	1.270	471	(7)	—	6.665

Results of equity investments
Gain (loss) on investments accounted for by the equity method	53	—	(4)	—	136	24	—	209
Amortization of goodwill	(335)	(78)	(149)	(50)	—	—	—	(612)
Provision for losses	—	—	(128)	—	—	(9)	—	(137)

	(282)	(78)	(281)	(50)	136	15	—	(540)

Financial results
Financial expenses, net	—	—	—	—	—	—	(1.046)	(1.046)
Monetary and exchange rate variation, net	—	—	—	—	—	—	843	843

	—	—	—	—	—	—	(203)	(203)

Operating profit (loss)	4.271	(114)	133	1.220	607	8	(203)	5.922
Results on sale of assets	—	—	—	—	—	174	—	174
Change in accounting practices	—	—	(91)	—	—	—	—	(91)

Income before income tax and social contribution	4.271	(114)	42	1.220	607	182	(203)	6.005
Income tax and social contribution	(705)	(13)	12	(223)	(38)	4	—	(963)

Income before minority interests	3.566	(127)	54	997	569	186	(203)	5.042
Minority interests	(156)	(12)	48	(413)	—	—	—	(533)

Net income for the year	3.410	(139)	102	584	569	186	(203)	4.509

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting, Practices Generally Accepted in Brazil)

10- Notes to the Financial Statements at December 31, 2004 and 2003

Expressed In millions of reais

10.1- Operations

Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly-controlled companies, CVRD operates in iron ore and pellets, manganese and ferroalloys, kaolin, steel, aluminum-related products and logistics.

10.2- Presentation of Financial Statements

The financial statements have been prepared in conformity with accounting pratices adopted in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) and Instituto dos Auditores Independentes do Brasil - IBRACON (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the following additional information regarding the Parent Company and Consolidated:

a)	Statement of Cash Flows – based on the criteria of NPC 20 of IBRACON;

b)	Statement of Value Added – based on CVM/SNC/SEP Circular Instruction no. 01/00;

c)	Social Report – following the model of the Instituto Brasileiro de Análises Sociais e Econômicas – IBASE; and

d)	Statement of Results by Business Segment - prepared in accordance with the business areas of the Company: ferrous minerals, non-ferrous minerals, aluminum, steel, logistics, others and corporate center.

10.3- ALBRAS Consolidation

Beginning 2004, after Comissão dos Valores Mobiliários (CVM) approval, CVRD is fully consolidating Albras – Alumínio Brasileiro S. A. Although CVRD had 51% of the capital, Albras had been considered a jointly controlled company for consolidation purposes until 2003. This was due to the absence of preponderance in the corporate deliberation related to situation foreseen in the stockholders’ agreement.

Instruction CVM 408, dated 08/18/04, that rules the inclusion of Special Purposes Entities SPE in the consolidated financial statements of publicly tradet companies, although dealing specifically with a SPE, included in item II of its article I consolidation aspects involving concepts of variable participation in view of the benefits and risks assumed by a partner in relation to the other partners.

During 2004, CVRD became the only guarantor to the new fundings and contracts of suppliers of energy of long-term, needed to ALBRAS operations. It characterizes a direct dependency of one of the partners, in this case CVRD, that now has to deal with risks and benefits beyond limits set on the stockholders’ agreement, aligned with variation concepts due to benefits and risks assumed.

In order to preserve the comparability of the financial statements we are disclosing “proforma” values relative to the fiscal year ended 12/31/03 as if ALBRAS had been consolidated as controlled company since that year ended.

The main effects of the changes to the financial statements disclosed in 2003 are as follows:

1- Balance Sheet

	Consolidated
	2003 Proforma	2003	Δ
Assets
Current assets
Cash and cash equivalents	2,129	2,092	37
Inventories	2,195	2,113	82
Others	4,385	4,354	31

	8,709	8,559	150

Long-term receivables
Deferred income tax and social contribution	1,325	1,405	(80)
Others	2,439	2,421	18

	3,764	3,826	(62)

Permanent assets
Property, plant and equipment	21,717	21,166	551
Others	3,549	3,541	8

	25,266	24,707	559

	37,739	37,092	647

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	3,575	3,365	210
Payable to supliers and contractors	1,518	1,302	216
Others	2,604	2,912	(308)

	7,697	7,579	118

Long-term liabilities
Long-term debt	9,724	9,456	268
Others	3,757	3,963	(206)

	13,481	13,419	62

Deferred income	157	157	—

Minority interest	1,464	997	467

Stockholders’ equity
Paid-up capital	6,300	6,300	—
Revenue reserves	8,640	8,640	—

	14,940	14,940	—

	37,739	37,092	647

2- Statement of Income

	Consolidated
	2003 Proforma	2003	Δ
Gross revenues
Sales of aluminum-related products	3,534	2,858	676
Other products and services	17,361	17,361	—

	20,895	20,219	676
Value Added taxes	(779)	(776)	(3)

Net operating revenues	20,116	19,443	673

Cost of products and services
Aluminum-related products	(2,072)	(1,729)	(343)
Other products and services	(9,258)	(9,256)	(2)

	(11,330)	(10,985)	(345)

Gross profit	8,786	8,458	328

Gross margin	43.7%	43.5%	0.2%

Operating expenses	(2,121)	(2,087)	(34)
Operating profit before financial results and results of equity investments	6,665	6,371	294

Results of equity investments	(540)	(540)	—

Financial results
Financial expenses, net	(1,046)	(975)	(71)
Monetary and exchange rate variation, net	843	721	122

	(203)	(254)	51

Operating profit	5,922	5,577	345

Discontinued operations	174	174	—
Change of accounting practices	(91)	(91)	—

Income before income tax and social contribution	6,005	5,660	345
Income tax and social contribution	(963)	(898)	(65)

Income before minority interests	5,042	4,762	280
Minority interests	(533)	(253)	(280)

Net income for the year	4,509	4,509	—

10.4- Principles of Consolidation

(a)	The consolidated financial statements show the balances of assets and liabilities on December 31, 2004 and 2003 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies for the years then ended;

(b)	Intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly-controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

(c)	In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated financial statements in proportion to the participation of the Parent Company in the capital of each investee; and

(d)	The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I.

10.5- Significant Accounting Policies

(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the financial statements date are classified as long-term;

(c)	Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the Financial Statements date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the financial statements date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for losses when applicable;

(g)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historical cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity;

(h)	Research and development costs are registered as operational expenses until the proof of its economical feasibility to exploit commercially a mine. After this proof, the costs are capitalized as part of the costs of building and constructing of mine;

(i)	During the development of a mine, stripping costs registered are capitalized as part of the depreciable cost of building and constructing the mine. Post-production stripping costs are recorded as cost of sales when incurred;

(j)	Pre-operating costs except for financial charges capitalized as mentioned in (g) above, are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to copper projects and expansion of Alunorte and Albras;

(k)	Seeking to improve its accounting practices, FCA changed the way it recognizes the costs of leases and concessions, now recognizing them as operational costs. As a result of this change, the write-off of the balance and prepaid lease and concession expenses already incurred was recorded directly in retained earnings. FCA management believes that adoption of this procedure is in line with the best accounting practices for government concessions, set forth in the draft deliberation of the CVM of 12/14/01. In accordance with CVM Instruction 247 of March 27, 1996 CVRD recognized the effects of the adjustments made by FCA directly in the results of equity investments. For the purposes of the consolidated financial statements, the uneliminated portion of the adjustments is presented in a separate line of the statement of income as “Change in accounting practice”; and

(l)	The financial statements of the Parent Company reflect the Board of Directors’ proposal for appropriation of the net income for the year, for the approval of the Annual General Meeting.

10.6- Cash and Cash Equivalents

	Parent Company		Consolidated
				2003
	2004	2003	2004	Proforma
Cash and bank accounts	90	8	416	381
Marketable securities linked to the interbank deposit certificate rate (*)	216	300	821	635
Time deposits / overnight investments	—	—	1,946	543
Fixed-yield bond investments (funds)	—	30	25	242
Others	90	4	709	328

	396	342	3,917	2,129

(*) For part of these investments the Company contracted interest rate and/or currency swap operations with financial institutions.

10.7- Accounts Receivable from Customers

	Parent Company		Consolidated
				2003
	2004	2003	2004	Proforma
Domestic	568	433	587	467
Export	1,378	841	2,753	2,341

	1,946	1,274	3,340	2,808

Allowance for doubtful accounts	(55)	(53)	(221)	(197)
Allowance for ore weight credits	(41)	(34)	(43)	(34)

	1,850	1,187	3,076	2,577

10.8- Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2013, as follows:

	Parent Company
	Assets		Liabilities
	2004	2003	2004	2003
Subsidiaries
ALUNORTE — Alumina do Norte do Brasil S.A.	347	804	18	54
CVRD Overseas Ltd.	143	104	1,547	1,747
Alumínio Brasileiro S.A. — ALBRAS	132	3	4	193
Itabira Rio Doce Company Limited — ITACO	1,029	550	2,339	1,437
Rio Doce International Finance Ltd.	—	7	1,498	1,975
Rio Doce Manganês S.A. — RDM	86	8	296	10
Salobo Metais S.A.	232	226	—	—
Ferrovia Centro-Atlântica S.A.	25	5	18	8
Urucum Mineração S. A .	5	8	—	—
Others	224	114	319	421

	2,223	1,829	6,039	5,845

Jointly controlled companies
Baovale Mineração S.A.	1	2	35	28
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	107	145	47	39
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	73	51	103	84
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	61	45	75	48
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	78	103	78	73
Companhia Siderúrgica de Tubarão — CST	—	79	—	—
Samarco Mineração S.A.	71	5	—	—
Mineração Rio do Norte	23	20	—	—
Valesul Alumínio S. A .	10	8	—	—
Nova Era Silicom S.A.	2	2	—	—
Others	47	9	12	72

	473	469	350	344

Affiliates	47	49	—	2

	2,743	2,347	6,389	6,191

Represented by:
Trade balances (sales and purchases of products and services) (*)	1,567	971	562	431
Short-term financial balances	589	668	2,043	1,365
Long-term financial balances	587	708	3,784	4,395

	2,743	2,347	6,389	6,191

(*) Included in “Accounts receivable from customers” and “Payable to suppliers and contractors”.

The principal results arising from commercial and financial transactions carried out by the Parent Company with related parties, classified in the statement of income as revenue and costs of sales and services and financial income and expenses, are as follows:

	Parent Company
	Income				Expense / cost
	2004		2003		2004		2003
ALUNORTE — Alumina do Norte do Brasil S.A.	(6	)(*)	(184	)(*)	21		3
Baovale Mineração S.A.	—		—		28		24
Brasilux S.A.	—		—		1		183
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	268		211		199		177
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	289		228		305		212
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	246		210		79		60
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	426		404		435		408
Companhia Portuária Baía de Sepetiba	—		—		143		33
Companhia Siderúrgica de Tubarão — CST	606		478		—		—
CVRD Overseas Ltd.	1,800	(**)	1,346		(22	)(*)	(165	)(*)
Ferteco Mineração S.A.	—		78		—		61
Itabira Rio Doce Company Limited — ITACO	6,444	(**)	4,494		(148	)(*)	(99)
Minas da Serra Geral S.A.	—		1		—		79
MSE Serviços de Operação, Manutenção e Montagens Ltda.	—		1		—		32
MRS Logística S.A.	—		—		207		—
Rio Doce International Finance Ltd.	(32	)(*)	(49	)(*)	(154	)(*)	(293	)(*)
Rio Doce Manganês S.A.	74		69		22		36
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	346		245		—		—
Others	166		77		193		90

	10,627		7,609		1,309		841

(*) Refers basically to exchange rate variation.

(**) Refers basically to sale of products and services

10.9- Inventories

	Parent Company		Consolidated
				2003
	2004	2003	2004	Proforma
Finished products
. Iron ore and pellets	363	220	592	604
. Manganese and ferroalloys	—	—	389	211
. Aluminum	—	—	232	141
. Steel products	—	—	93	94
. Copper	7	—	7	—
. Others	5	2	71	216

	375	222	1,384	1,266

Spare parts and maintenance supplies	495	331	1,510	929

	870	553	2,894	2,195

10.10- Taxes to recover or offset

	Parent Company		Consolidated
				2003
	2004	2003	2004	Proforma
With holding income tax on markatable securities and stockholders’ equity	36	169	68	214
Value-added tax	359	346	448	433
PIS and COFINS	91	—	180	—
Others	26	22	202	153

	512	537	898	800

10.11- Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Net Deferred		Net Deferred
	Parent Company		Consolidated
				2003
	2004	2003	2004	Proforma
Tax loss carryforward	—	126	558	726

Temporary differences:
. Pension Plan	247	236	247	236
. Contingent liabilities	536	366	593	396
. Provision for losses on assets	156	415	166	432
. Provision for losses on derivative financial instruments	—	77	—	77
. Others	(69)	(82)	(78)	(243)

	870	1,012	928	898

Total	870	1,138	1,486	1,624

Short-term	347	398	428	299
Long-term	523	740	1,058	1,325

	870	1,138	1,486	1,624

The deferred assets and liabilities for income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future. These temporary differences will be realized upon the occurrence of the corresponding taxable events, expected to be as follows:

	Net amount of credits
Years	Parent company	Consolidated
2005	347	428
2006	175	312
2007	132	253
2008	25	121
2009	41	117
2010	23	75
2011	23	73
2012	23	27
2013	23	23
2014	58	57

	870	1,486

In addition to the credits recorded, the Company has a lawsuit claiming an additional 51.8% monetary restatement for tax purposes applied to the months of January and February 1989 (“Plano Verão” monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.7% instead of the 51.8% requested (however, not yet utilized due to the Company’s tax situation). The amount of these credits covered by the ruling totals approximately R$ 309 and the accounting effects have not yet been recognized in the financial statements.

There is no direct relation between the net income of the Company and the income tax and social contribution. Therefore, the projection for the use of tax credits should not be taken as an indication of CVRD’s future net income.

The amounts reported as income tax and social contribution, which affected the results for the year, are as follows:

	Parent Company					Consolidated
	Quarter			Accumulated		Accumulated
							2003
	4Q/04	3Q/04	4Q/03	2004	2003	2004	Proforma
Income before income tax and social contribution	2,087	2,524	781	7,345	4,996	9,013	6,047
Equity in results of subsidiaries and affiliated companies	(1,087)	(1,206)	(417)	(3,947)	(2,075)	(408)	(209)
Exchange rate variation on equity	318	236	—	365	625	—	—
Non-deductable goodwill and provision for losses	55	55	42	220	225	220	225
Results on sale of assets	(78)	(463)	—	(541)	—	(551)	—

	1,295	1,146	406	3,442	3,771	8,274	6,063

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(440)	(390)	(138)	(1,170)	(1,282)	(2,813)	(2,061)
Adjustments to net income which modify the effect on the results for the year:
. Income tax benefit from interest on stockholders’ equity	143	119	108	568	766	577	777
. Fiscal incentives	(11)	52	19	41	90	152	157
. Interest on stockholders’ equity received	(7)	(11)	—	(48)	(55)	—	—
. Temporary difference due to capital loss non-deductible	(176)	—	—	(176)	—	(176)	—
. Amortizated investment discount — taxed	(99)	—	—	(99)	—	(99)	—
. Results of overseas companies	—	—	—	—	—	464	67
. Reversal of provision for losses	—	—	—	—	—	105	123
. Others	30	2	22	(1)	(6)	(20)	(26)

Income tax and social contribution	(560)	(228)	11	(885)	(487)	(1,810)	(963)

10.12- Investments

				Investment participations						Results of investment participations
			Adjusted
		Adjusted	net income			Advance for future		Goodwill and negative																			Market
	Partici-	stockholders'	(loss) for	Investments		capital increase		goodwill		Equity			Provision for losses			Amortization of goodwill			Total					Dividends received			Value
	pation %	equity	the year	2004	2003	2004	2003	2004	2003	4Q/04	3Q/04	4Q/03	4Q/04	3Q/04	4Q/03	4Q/04	3Q/04	4Q/03	4Q/04	3Q/04	4Q/03	2004	2003	4Q/04	3Q/04	4Q/03	4Q/04
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (e, h)	60.23	1,300	607	654	536	—	—	1,147	1,290	71	94	19	—	—	—	(36)	(36)	(36)	35	58	(17)	191	(25)	—	—	—	5,312
KOBRASCO	50.00	67	61	34	3	—	—	—	—	12	14	3	—	—	25	—	—	—	12	14	28	31	57	—	—	—	—
HISPANOBRÁS	50.89	115	44	58	47	—	—	—	—	6	4	1	—	—	—	—	—	—	6	4	1	22	9	1	1	1	—
ITABRASCO	50.90	89	27	46	33	—	—	—	—	3	2	1	—	—	—	—	—	—	3	2	1	14	8	—	—	—	—
NIBRASCO (i)	51.00	161	76	82	52	—	—	—	—	10	7	2	—	—	—	—	—	—	10	7	2	39	9	—	—	—	—
CVRD Overseas Ltd. (a, i)	100.00	621	234	621	419	—	—	—	—	60	81	5	—	—	—	—	—	—	60	81	5	235	87	—	—	—	—
Gulf Industrial Investment Co. - GIIC (a, i)	50.00	240	83	120	116	—	—	—	—	14	11	9	—	—	—	—	—	—	14	11	9	42	35	—	—	—	—
ITACO/ RDE (a, i)	100.00	2,282	210	2,282	1,072	—	—	—	—	(22)	13	(58)	—	—	—	—	—	—	(22)	13	(58)	210	(357)	—	—	—	—
Minas da Serra Geral S.A.- MSG (i)	50.00	94	(16)	47	45	—	—	—	—	(2)	(1)	(1)	—	—	—	—	—	—	(2)	(1)	(1)	(8)	8	—	—	—	—
Samarco Mineração S.A.	50.00	569	700	285	292	—	—	—	—	104	106	36	—	—	—	—	—	—	104	106	36	350	229	85	54	73	—
Incorporated companies (c)	—	—	—	—	—	—	—	757	1,325	—	—	—	—	—	—	—	—	—	—	—	—	—	126	—	—	—	—
Companhia Portuária da Baía de Sepetiba (i)	100.00	223	63	223	161	—	—	—	—	19	17	5	—	—	—	—	—	—	19	17	5	63	5	—	—	—	—
Others		—	—	248	232	—	—	19	28	(22)	14	2	(2)	—	(1)	—	(2)	(3)	(24)	10	(1)	30	8	4	12	1	—

				4,700	3,008	—	—	1,923	2,643	253	362	24	(2)	—	24	(36)	(38)	(39)	215	322	10	1,219	199	90	67	75	—

Manganese and ferroalloys
Rio Doce Manganèse Europe - RDME (a)	100.00	280	92	280	187	—	—	—	—	32	34	6	—	—	—	—	—	—	32	34	6	92	(14)	—	—	—	—
Rio Doce Manganês S.A.	100.00	867	323	867	619	—	—	71	148	72	118	175	—	—	—	(19)	(19)	(20)	53	99	155	246	169	—	—	—	—
Urucum Mineração S.A.	100.00	46	15	46	58	—	—	—	—	(5)	11	5	—	—	—	—	—	—	(5)	11	5	15	24	—	—	24	—
Others		—	—	112	52	—	—	—	—	41	28	33	—	—	—	—	—	—	41	28	33	142	91	—	1	—	—

				1,305	916	—	—	71	148	140	191	219	—	—	—	(19)	(19)	(20)	121	172	199	495	270	—	1	24	—

Non-ferrous
Pará Pigmentos S.A.	49.41	121	31	60	74	—	—	—	—	5	16	7	—	—	—	—	—	—	5	16	7	25	32	—	—	—	—
Ferro-Gusa Carajás (f)	87.92	121	—	107	107	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Salobo Metais S.A. (f)	100.00	233	—	233	210	26	15	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Others		—	—	(3)	91	—	—	—	—	(30)	—	(46)	—	—	—	—	—	(10)	(30)	—	(56)	(31)	(56)	1	—	—	—

				397	482	26	15	—	—	(25)	16	(39)	—	—	—	—	—	(10)	(25)	16	(49)	(6)	(24)	1	—	—	—

Logistics
DOCEPAR S.A. (b)	100.00	39	13	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A.	100.00	39	(95)	39	121	531	—	—	—	(34)	—	—	—	(10)	(80)	—	—	—	(34)	(9)	(80)	(95)	(364)	—	—	—	—
MRS Logística S.A. (b)	29.35	414	247	121	75	—	—	—	—	24	21	24	—	—	38	—	—	—	24	21	62	72	104	—	—	—	—
DOCENAVE	100.00	242	92	242	243	—	—	—	—	5	21	(13)	—	—	—	—	—	—	5	21	(13)	92	21	84	—	—	—
Sepetiba Tecon S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	—	—	—	—
TVV - Terminal de Vila Velha S.A.	99.89	71	16	71	59	—	—	—	—	5	3	1	—	—	—	—	—	—	5	3	1	16	8	4	—	3	—
CPP Participações	100.00	(16)	(1)	(16)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	—	—	—	—	—
Others		—	—	(11)	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

				446	501	531	—	—	—	—	45	12	—	(10)	(42)	—	—	—	—	36	(30)	61	(232)	88	—	3	—

Steel
California Steel Industries, Inc - CSI (a, i)	50.00	822	290	411	314	—	—	—	—	(4)	9	(2)	—	—	—	—	—	—	(4)	10	(2)	95	(128)	—	—	—	—
CST (d)	—	—	—	—	983	—	—	—	(129)	40	39	71	—	—	—	—	—	—	40	39	71	325	291	—	—	—	—
Rio Doce Limited (a, i)	100.00	313	—	313	305	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
USIMINAS (e, i)	11.46	6,626	2,898	759	494	—	—	—	—	171	77	17	—	—	—	—	—	—	171	77	17	332	138	30	—	—	1,283
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

				1,483	2,096	—	—	—	(129)	207	125	86	—	—	—	—	—	—	207	126	86	752	301	30	—	—	—

Aluminum
ALBRAS - Alumínio Brasileiro S.A. (i)	51.00	1,076	443	549	426	—	—	—	—	71	59	21	—	—	—	—	—	—	71	59	21	226	297	—	—	—	—
ALUNORTE (i)	57.03	1,637	427	934	474	—	—	—	—	42	107	25	—	—	—	—	—	(45)	42	107	(20)	244	133	—	—	—	—
Itabira Rio Doce (ITACO) (i)	—	—	—	—	—	—	—	—	—	—	(2)	40	—	—	—	—	—	—	—	(2)	40	28	88	—	—	—	—
Mineração Rio do Norte S.A.	40.00	870	476	348	319	—	—	—	—	54	60	39	—	—	—	—	—	—	54	60	39	191	132	36	—	—	—
ALUVALE - own operations (g)	0.00	—	—	—	—	—	—	—	—	—	—	7	—	—	—	—	—	—	—	—	7	—	32	—	—	—	—
Valesul Alumínio S.A.	54.51	273	76	149	145	—	—	—	—	9	11	6	—	—	—	—	—	—	9	11	6	41	30	—	—	—	—

				1,980	1,364	—	—	—	—	176	235	138	—	—	—	—	—	(45)	176	235	93	730	712	36	—	—	—

Others
CELMAR (g)	0.00	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18	—	—	—	—
DOCEPAR S.A.	100.00	39	13	39	26	—	—	—	—	17	(5)	1	—	—	—	—	—	—	17	(5)	1	13	12	—	—	—	—
FOSFERTIL (d)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22	—	—	—	—
Florestas Rio Doce S.A.	100.00	78	2	78	158	—	—	—	—	—	1	(23)	—	—	—	—	—	—	—	1	(23)	2	(9)	—	—	—	—
Others		#REF!	—	(19)	(2)	15	15	—	—	1	—	(1)	(10)	—	(16)	—	—	—	(9)	—	(18)	(15)	(19)	—	—	—	—

				98	182	15	15	—	—	18	(4)	(23)	(10)	—	(16)	—	—	—	8	(4)	(40)	—	24	—	—	—	—

				10,409	8,549	572	30	1,994	2,662	769	970	417	(12)	(10)	(34)	(55)	(57)	(114)	702	903	269	3,251	1,250	245	68	102	—

(a)	The net equity of companies located abroad is converted into local currency at rates in effect on the financial statements date. The equity method comprises the difference due to exchange rate variations as well as participation in results;
(b)	CVRD’s interest in MRS Logística S.A. is held directly and indirectly through Caemi Mineração e Metalurgia S.A.;
(c)	Merged companies (Ferteco, Socoimex and Samitri) - amortization of goodwill recorded in the cost of products sold of the Parent Company;
(d)	Companies sold;
(e)	Investments in companies that were listed on stock exchanges in 2004. The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares;
(f)	Companies in pre-operating phase; (g) Companies merged;
(h)	Acquisition on 09/02/03 from Mitsui & Co., Ltd. of 659,375,000 common shares and 1,040,671,032 preferred shares (43.37% of the total capital of Caemi), totalling 100% of the common shares and 40.06% of the preferred shares of Caemi (60.23% of the total capital); and
(i)	Audited by other independent auditors.

10.13- Property, Plant and Equipment

a)	By business area:

	Parent Company				Consolidated
								2003
	2004			2003	2004			Proforma
		Accumulated				Accumulated
	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Ferrous - Northern System
Mining	2,104	(884)	1,220	1,050	2,104	(884)	1,220	1,083
Railroads	3,014	(1,243)	1,771	1,705	3,014	(1,243)	1,771	1,704
Ports	769	(270)	499	360	769	(270)	499	360
Construction in progress	1,576	—	1,576	858	1,576	—	1,576	939

	7,463	(2,397)	5,066	3,973	7,463	(2,397)	5,066	4,086

Ferrous - Southern System
Mining	3,310	(1,799)	1,511	1,465	5,050	(2,744)	2,306	2,235
Railroads	3,602	(1,913)	1,689	1,478	3,602	(1,913)	1,689	1,503
Ports	597	(446)	151	144	597	(446)	151	326
Construction in progress	1,488	—	1,488	985	1,753	—	1,753	1,073

	8,997	(4,158)	4,839	4,072	11,002	(5,103)	5,899	5,137

Pelletizing
South	778	(564)	214	198	2,072	(1,310)	762	751
North	523	(38)	485	500	523	(38)	485	501
Construction in progress	248	—	248	195	376	—	376	264

	1,549	(602)	947	893	2,971	(1,348)	1,623	1,516

Non-Ferrous
Potash	161	(72)	89	90	161	(72)	89	92
Gold	10	(5)	5	3	10	(5)	5	3
Copper	1,537	(187)	1,350	—	1,537	(187)	1,350	—
Research and projects	101	(70)	31	73	104	(71)	33	74
Kaolin	—	—	—	—	643	(258)	385	387
Construction in progress	657	—	657	1,523	1,910	—	1,910	2,298

	2,466	(334)	2,132	1,689	4,365	(593)	3,772	2,854

Logistics
In operation	1,316	(601)	715	640	3,062	(1,041)	2,021	1,342
Construction in progress	108	—	108	55	301	—	301	126

	1,424	(601)	823	695	3,363	(1,041)	2,322	1,468

Holdings
Steel	—	—	—	—	726	(421)	305	1,460
Aluminum	—	—	—	—	5,346	(2,165)	3,181	3,096
Manganese and Ferroalloys	—	—	—	—	1,070	(584)	486	438
Others	—	—	—	—	39	(35)	4	6
Construction in progress	—	—	—	—	645	—	645	545

	—	—	—	—	7,826	(3,205)	4,621	5,545

Energy
In operation	526	(46)	480	338	539	(48)	491	349
Construction in progress	486	—	486	452	486	—	486	452

	1,012	(46)	966	790	1,025	(48)	977	801

Corporate
In operation	188	(111)	77	104	239	(117)	122	163
Construction in progress	396	—	396	146	396	—	396	147

	584	(111)	473	250	635	(117)	518	310

Total	23,495	(8,249)	15,246	12,362	38,650	(13,852)	24,798	21,717

(b)	By type of asset:

		Parent Company				Consolidated
									2003
	Average	2004			2003	2004			Proforma
	deprecia-		Accumulated				Accumulated
	tion rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Buildings	3.00%	1,782	(714)	1,068	942	3,453	(1,473)	1,980	2,120
Installations	3.42%	6,299	(2,807)	3,492	2,426	11,716	(5,024)	6,692	6,172
Equipment	9.32%	1,551	(792)	759	623	5,225	(2,601)	2,624	2,212
Railroads	3.85%	6,186	(2,971)	3,215	2,864	6,387	(3,028)	3,359	3,023
Mineral rights (*)	1.87%	1,019	(111)	908	293	1,263	(277)	986	383
Others	8.85%	1,696	(854)	842	1,000	3,162	(1,449)	1,713	1,963

		18,533	(8,249)	10,284	8,148	31,206	(13,852)	17,354	15,873
Construction in progress	—	4,962	—	4,962	4,214	7,444	—	7,444	5,844

Total		23,495	(8,249)	15,246	12,362	38,650	(13,852)	24,798	21,717

(*) Calculated as a function of the volume of ore extracted in relation to the proven and probable reserves.

10.14- Loans and Financing

Short-term

	Parent Company		Consolidated
				2003
	2004	2003	2004	Proforma
Trade finance	—	106	254	553
Working capital	—	—	261	335

	—	106	515	888

Long-term

	Parent Company				Consolidated
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
				2003		2003		2003
	2004	2003	2004	Proforma	2004	Proforma	2004	Proforma
Foreign operations

Loans and financing in:
U.S. dollars	545	781	2,669	2,437	1,345	1,392	3,233	3,549
Yen	2	88	5	7	2	279	5	7
Other currencies	9	10	52	61	9	9	60	72
Notes in U.S. dollars	—	867	—	—	93	871	2,628	2,033
Export securitization	—	—	—	—	146	159	1,130	1,497
Perpetual notes	—	—	—	—	—	—	174	200
Accrued charges	34	47	—	—	213	139	—	10

	590	1,793	2,726	2,505	1,808	2,849	7,230	7,368

Local operations

Indexed by TJLP, TR and IGP-M	20	18	39	43	168	171	392	558
Basket of currencies	11	35	1	12	21	94	111	71
Loans in U.S. dollars	48	48	144	210	471	442	996	1,467
Non-convertible debentures	—	—	1	1	—	—	311	260
Accrued charges	1	3	—	—	58	19	5	—

	80	104	185	266	718	726	1,815	2,356

	670	1,897	2,911	2,771	2,526	3,575	9,045	9,724

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the financial statements date, being US$ 1.00 = R$ 2.6544 in 2004(R$ 2.8892 in 2003) and ¥ 1.00 = R$ 0.025935 in 2004(R$ 0.027011 in 2003);

(b)	At December 31, 2004, our consolidated debt was secured as follows:

•	Loans guaranteed by the Federal Government, to which we gave counter-guarantees of R$ 450;

•	Securitization program of R$ 1,276;

•	Property, plant and equipment of R$ 668;

•	Others assets R$ 784.

(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows, as of 2004:

	Parent Company		Consolidated
2006	1,086	37%	2,016	22%
2007	460	16%	1,488	17%
2008	409	14%	853	10%
2009 onward	956	33%	4,204	46%
No due date (perpetual notes and debentures)	—	—	484	5%

	2,911	100%	9,045	100%

(d)	Long-term foreign and domestic loans and financing are subject to annual interest rates (plus exchange rate and monetary variation) in 2004 as follows:

	Parent Company		Consolidated
Long-term
Up to 3%	1,343	38%	1,418	12%
3.1 to 5%	1,426	39%	3,580	31%
5.1 to 7%	561	16%	2,354	20%
7.1 to 9%	211	6%	3,190	28%
9.1 to 11%	12	—	390	3%
Over 11%	28	1%	418	4%
Variable (perpetual notes)	—	—	221	2%

	3,581	100%	11,571	100%

(e)	The estimated market values of long-term loans and financing calculated at present value based on available interest rates as of 2004 approximate their book values.

(f)	On March 8, 2002, the Company, through its subsidiary Vale Overseas Limited issued US$ 300 million of Notes bearing interest at 8.625% p.a and maturing on March 8, 2007 (which may be extended to September 2008). In December, 2004, by public offering, CVRD bought back US$ 186,996 thousands of the principal outstanding notes for US$ 1,117.34 per each US$ 1,000.00. This transaction is guaranteed by the Company with political risk protection and is registered with the U.S. Securities and Exchange Commission (SEC). The Notes are listed on the Luxembourg Stock Exchange.

(g)	On August 1, 2003 Vale Overseas Limited launched a US$ 300 million bonds issue maturing in 10 years. The bonds carry a coupon of 9.00% p.a with semiannual payment of interest. The bonds are unsecured and non-subordinated obligations of Vale Overseas Limited and have the full and unconditional guarantee of CVRD.

(h)	On 01/09/04 Vale Overseas Limited launched a US$ 500 millions of bonus maturing in 2034. The securities have coupons of 8.25% per year with half-yearly installment. The obligations are non-guaranteed and non-subordinated of Vale Overseas Limited and have full and unconditional guarantee by CVRD.

10.15- Export Receivable Securitization Program

On September 29, 2000, CVRD concluded the financial conditions for a US$ 300 million securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd. This transaction is related to exports of iron ore and pellets to six of CVRD’s major customers in Europe, the United States and Asia, and is divided into three tranches. On July 28, 2003, CVRD successfully concluded a further operation to securitize receivables in the amount of US$ 250 million, for a total term of 10 (ten) years, with a coupon paying 4.43% and investor yield of 4.48%, with interest paid quarterly. Both operations are as follows:

	Amount		Grace Period		Yield to Investor
Tranche	(US$ million)	Maturity	(years)	Coupon	(per annum)
1	25	10/15/2007	2	—	8.682%
2 (insured)	125	10/15/2007	2	—	Libor+0.65%
3	150	10/15/2010	3	—	8.926%
4 (insured)	250	07/15/2013	2	4.43%	4.48%

The balance of the principal in 2004 totals R$ 1,276 (R$ 146 in current liabilities and R$ 1,130 in long-term liabilities) and is included in related party liabilities with the subsidiary CVRD Overseas Ltd. (Note 10.8).

10.16- Contingent Liabilities

At the financial statements dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Parent Company				Consolidated
			Provisions for				Provisions for
	Judicial deposits		contingencies		Judicial deposits		contingencies
	2004	2003	2004	2003	2004	2003	2004	2003
Tax contingencies	750	680	1,001	604	1,175	1,052	1,435	993
Labor and social security claims	227	155	501	444	293	207	606	534
Civil claims	156	135	434	419	197	157	547	543
Other	14	15	17	16	15	14	16	16

Total	1,147	985	1,953	1,483	1,680	1,430	2,604	2,086

The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.

Tax contingencies relate principally to a legal action claiming unconstitutionality of CPMF (tax on bank transactions) and other actions relating to value-added tax (ICMS).

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.

In addition to the contingencies for which we have made provisions we have possible losses totalling R$ 1,117(R$ 1,932 consolidated) at December 31, 2004, based on the advice of our legal counsel, no provision is maintained.

(b)	Guarantees given to jointly-controlled companies are as follows:

	Amount of guarantee R$
		2003	Denominated		Final	Counter
Affiliate or Joint Venture	2004	Proforma	currency	Purpose	maturity	guarantees
SAMARCO	17	28	US$	Debt guarantee IFC	2008	None
VALESUL	1	—	R$	Debt guarantee BNDES	2007	None

The Company does not expect such guarantees to be executed and therefore no provisions for losses have been made. CVRD does not charge Valesul for granting these guarantees.

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) approved the Company’s registration request, filed on June 28, 2002, for public trading of the Debentures. As from October 28, 2002, the Debentures can be traded on the secondary market.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from determined mineral resources owned in May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder. Pursuant to this Deed, the payment date shall take place each semester in March and September.

Based on estimates of the operational start-up of copper projects, CVRD began calculating the premium referring to these minerals rights. Considering the iron ore sale, the Company estimates that the threshold for payment will be reached in approximately 2030 and 2020 for the Southern and Northern systems, respectively. Regarding other minerals, such as bauxite and nickel, the forecast for exploitation is for the second half of the decade, and according to the criteria established in the Deed, payment will be due on the net sales revenue in the fourth year after the date of first commercialization. The obligation to make payments to the debenture holders will cease when the pertinent mineral resources are exhausted.

(d)	CVRD is compromised by a contract of take-or-pay to buy aproximately 42,391 metric tons of bauxite from Mineração Rio do Norte S. A. – MRN by a price calculated on the quoted aluminum London Metal Exchange – LME.

Based on the market price of US$ 20.45 per metric ton, in December 31, 2004, this represents an amount of R$ 2,263 million, as follows:

2005	151
2006	151
2007	151
2008	151
2009 and thereafter	1,659

2,263

10.17- Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. In 2004, the provision for environmental liabilities amounted to R$ 255 (R$ 232 in 2003), which was accounted for in “Provision for environmental liabilities” in long-term liabilities. The Company as adopts the concepts of the Accounting for Asset Retirement Obligations, as follows:

.	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure.

.	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

.	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded values of the assets and liabilities.

10.18- Pension Plan — Valia

The Fundação Vale do Rio Doce de Seguridade Social — Valia is a private non-profit supplementary social security entity, legally separate from CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and others that participate or may in the future participate in plans administered by the Foundation.
The Company and various of its subsidiaries and affiliated companies are sponsors of Valia, in the following benefit plans:

(a)	Benefit Plan

Defined Benefit Plan — “BD”

This is a pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of Valia. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

Mixed-Benefit Plan — “Vale Mais”

This is a mixed plan, which provides programmable retirement income benefits of the defined contribution type, independent of government social security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors. “Vale Mais” was established in May 2000 and nearly 98.7% of the active employees migrated to this new plan.

The contributions of the sponsors are as follows:

•	Ordinary contribution — Destined to accumulate the resources necessary to grant income benefits, sponsor contributions match participant contributions, up to 9% of their participation salaries, which may not exceed ten “plan reference units” (R$ 1,810.41 in December 2004).

•	Extraordinary contribution — This can be made at any time, at the discretion of the sponsors.

•	Normal contribution — To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

•	Special contribution — Destined to cover any special commitment that may arise.

The results of the actuarial evaluation are as follows:

Fair value of assets development

	2004	2003
Fair value of assets at the beginning of the year	4,728	3,763
Actual return on assets	1,078	1,265
Contribution from sponsor	45	41
Benefits paid in the year	(335)	(341)

Fair value of assets at the end of the year	5,516	4,728

Evolution of present value of obligation

	2004	2003
Present value of obligations at the beginning of the year	4,131	3,831
Cost of current service	4	5
Cost of interest	484	416
Benefits paid in the year	(335)	(341)
Hypotheses change	(357)	—
Loss on liabilities	56	220

Present value of obligations at the end of the year	3,983	4,131

Conciliation of assets and liabilities recognized in the balance sheet

	2004	2003
Present value of totally or partially covered actuarial obligations	(3,983)	(4,131)
Fair value of assets	5,516	4,728
Net gains not recognized on the balance sheet	(1,297)	(569)

Actuarial assets/liabilities to be recorded in the balance sheet	(*) 236	(*) 28

(*)	The Company has not recorded the actuarial asset on its balance sheet, since there is no clear evidence as to its realization, as established by item 4.9 of NPC 26.

(b)	Actuarial liability

Complementary Value and Health Insurance Plan to Retirees

Refers to the responsibility CVRD has to complement the retirements, pensions and health assistance related to the incentive to the disconnecting of some employees occurred between 1987 e 1989.

The results of the actuarial evaluation of this liability are as follows:

Change in the fair value of plan assets

2004	2003

Fair value of assets at the beginning of the year	58	—
Actual return on assets	7	—
Contribution from sponsor	64	112
Benefits paid in the year	(53)	(54)

Fair value of assets at the end of the year	76	58

Change in the present value of obligations:

	2004	2003
Present value of obligations at the beginning of the year	507	493
Cost of current service	—	—
Cost of interest	65	47
Benefits paid in the year	(53)	(54)
Hipoteses change	6	—
Loss on liabilities	57	21

Present value of obligations at the end of the year	582	507

Reconciliation of assets and liabilities recognized on the balance sheet of the pension plan

	2004	2003
Present value of totally or partially covered actuarial obligations	(582)	(507)
Fair value of assets	76	58
Net (gains) loss not recognized on the balance sheet	6	(58)

Actuarial assets and liabilities accrued in the balance sheet	(500)	(507)

Costs incurred in the income statement in relation to the complementary value

	2004	2003
Cost of interest	65	47
Fair value of assets	(7)	—

Total of costs, net	58	47

Reconciliation of assets and liabilities recognized on the balance sheet of the health insurance plan

	2004	2003
Present value of actuarial obligations (plan with no financial asset)	(174)	(152)
Net (gains) loss not recognized on the balance sheet	13	—

Actuarial assets and liabilities accrued in the balance sheet	(161)	(152)

Costs recognized in the income statement in relation to the health insurance plan

	2004	2003
Cost of interest	19	17

Total of costs, net	19	17

(c)	Sponsors contributions

	2004	2003
Mixed benefit plan – “Vale Mais” – income	(19)	(16)
Mixed benefit plan – “Vale Mais” – risk and proportional benefit	(45)	(41)
Complementary value (*)	(64)	(112)
Health insurance plan (*)	(10)	(9)

Total contributions	(138)	(178)

(*) Refers to actuarial liability

(d)	Actuarial, economic and biometric hypotheses

All calculation includes future projections in relation to certain parameters, for example: salaries, interest, inflation, benefits from social security, mortality, invalidity and others. No actuarial results can be analyzed without knowledge of the scenarios utilized in the evaluation.

The actuarial economic hypotheses were considering the long term to their maturity, and must be analyzed from this point of view. They not necessarily be realizable in the short-term.

The evaluation was based on the following economic hypotheses:

	2004	2003
Economic assumptions
- Discount rate	13.4% p.a.(nominal)	11.3% p.a.(nominal)
- Expected return on plan assets	13.4% p.a.(nominal)	13.4% p.a.(nominal)
- Nominal growth index of medical costs	9.2% p.a.	9.2% p.a.
- Future salary increases	6.91% p.a. until 47 years	6.91% p.a. until 47 years
	5% p.a. since 48 years	5% p.a. since 48 years
- Growth in social security benefits and limits	5.0% p.a.	5.0% p.a.
- Inflation	5.0% p.a.	5.0% p.a.
Capacity Factor
- Salaries	99%	99%
- Benefits	99%	99%
Demographic assumptions
- Mortality table	AT 83 Male	AT 49
- Mortality table of invalids	AT 83 Male	AT 49
- Table of initial invalid status	Álvaro Vindas	Álvaro Vindas
- Turnover table	3%	Valia experience
- Retirement age	Valia information	Valia information
- INSS initial age	Valia information	Valia information

All assumptions were revised during 2004.

10.19- Paid-up Capital

At the Ordinary General Meeting of 04/28/04, the Company’s capital was increased to R$ 7.3 billion through capitalization of part of the expansion reserve in the amount of R$ 1 billion.

On August 18, 2004 the Extraordinary General Stockholders’ Meeting approved the forward stock split. Each share, common and preferred, is represented by three shares. After the split the Company’s capital comprises 1,165,677,168, of which 749,949,429 common shares 415,727,739 class “A” preferred shares.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.

On December 31, 2004 the Company’s capital is held as follows:

	Number of shares
Stockholders	Common	%	Preferred	%	Total	%
Valepar S.A.	392,147,133	52	—	—	392,147,133	34
Brazilian Government (National Treasury / BNDES/ INSS / FPS)	14,178	—	15,226,026	4	15,240,204	1
American Depositary Receipts — ADRs	202,245,385	27	188,190,061	45	390,435,446	34
FMP — FGTS	38,799,345	5	—	—	38,799,345	3
BNDESPar	52,189,680	7	3,054,645	1	55,244,325	5
Foreign — institutional investors	17,283,576	2	82,587,138	20	99,870,714	9
Brazil — institutional investors	17,888,126	3	67,240,608	16	85,128,734	7
Brazil — retail investors	15,236,496	2	59,417,310	14	74,653,806	6
Treasury stock	14,145,510	2	11,951	—	14,157,461	1

Total	749,949,429	100	415,727,739	100	1,165,677,168	100

The members of the Board of Directors and Executive Board together own 30,577 common shares and 45,624 preferred shares.

On December 31, 2004, the Company had an excess of revenue reserves over capital. In compliance with corporate legislation (Art. 199 of Law No. 6404/76), management will propose at the annual general meeting a capital increase from revenue reserves (expansion and fiscal incentives) in the amount of R$ 2,700 million, without issuing new shares.

10.20- American Depositary Receipts (ADR) Program

On June 20, 2000, the Company obtained a registration from the United States Securities and Exchange Commission (SEC), for its preferred shares to be traded on the New York Stock Exchange (NYSE). On March 21, 2002, in connection with the sale of shares held by the BNDES and Brazilian Government, the common shares began to be traded on the NYSE. Each ADR represents 1 (one) preferred Class “A” or common share, traded under the codes “RIOPR” and “RIO”, respectively.

10.21- Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

Through the end of 2004, the Company had acquired 14,145,510 common shares and 11,951 preferred shares, which are held in treasury in the amount of R$ 131. In 2004, 598 preferred shares were in treasury and were changed for Samitri’s shares, a merged company. The 14,145,510 common shares guarantee a loan of the subsidiary Alunorte.

Shares
						Average
Class	Quantity		Unit acquisition cost			quoted market price
	2004	2003 (a)	Average	Low	High	2004	2003 (a)
Preferred	11,951	12,549	17.12	4.67	17.47	47.93	32.64
Common	14,145,510	14,145,510	9.27	6.69	17.36	56.13	35.45

	14,157,461	14,158,059

10.22- Remuneration of Stockholders

During 2004, CVRD paid to its stockholders a total amount of R$ 2,271, which includes R$ 320 referring to fiscal year 2003.

The total remuneration paid stockholders’ in 2004 was as follows:

Deliberation	Payment	Fiscal year	R$		US$
04/14/04	04/30/04	Interest on stockholders’ equity - 2003	(c)	320	108
04/14/04	04/30/04	Interest on stockholders’ equity - 2004		471	161
10/13/04	10/29/04	Interest on stockholders’ equity - 2004		781	273
10/13/04	10/29/04	Interest on stockholders’ equity - 2004		419	147
10/13/04	10/29/04	Dividends - 2004		280	98

Total paid in 2004			(b)	2,271	787

Complementary remuneration for 2004 proposed			(a)	1,279	481

Remunerations fiscal year 2004 (a + b - c)				3,230	1,160

The remuneration to stockholders proposed for 2004 was calculated as follows:

Net income for the year	6,460
Fiscal incentive reserve	(41)
Legal reserve	(323)
Realization of unrealized income reserve	211

Adjusted net income	6,307

Mandatory dividend amount - 25% (R$ 1.37 per outstanding share)	1,577

Statutory dividend on preferred shares (3% of net equity, R$ 0.47 per outstanding share)	197

Statutory dividend on preferred shares (6% of paid-up capital, R$ 0.38 per outstanding share)	156

Interest on stockholders’ equity (R$ 2.82 per outstanding share)	3,230

Pursuant to Ruling No. 207/96 of the Brazilian Securities Commission (CVM), the Company decided, as required by tax regulations, to account for interest on stockholders’ equity under the heading of “Financial expenses” and to reverse the same amount in a specific account. This, however, does not appear in the financial statements because it had no effect on the final net income, except for the tax impact recorded as “Income tax and social contribution”.

Proposed Appropriations of the Net Income for the Year

Funds provided:
Net income for the year	6,460
Realization of unrealized income reserve (a)	211

6,671

Funds used:
Legal reserve (5%)	323
Expansion/investment reserve (b)	3,077
Fiscal incentives reserve	41
Interest on stockholders’ equity	2,950
Interim dividends	280

6,671

(a)	The realization is based on the dividends received, write-off or disposal of investments and depreciation, write-off and disposal of property, plant and equipment.

(b)	Based on the budgeted capital approved.

10.23- Financial Results – Parent company and consolidated

Parent Company

	Quarter
	4Q/04			3Q/04			4Q/03
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	on liabilities	Total
Foreign debt	(23)	151	128	(3)	211	208	(46)	29	(17)
Local debt	(5)	19	14	(5)	30	25	(7)	3	(4)
Related parties	(57)	281	224	(57)	360	303	(49)	36	(13)

	(85)	451	366	(65)	601	536	(102)	68	(34)
Labor, tax and civil contingencies	(31)	(27)	(58)	(38)	(34)	(72)	(72)	(13)	(85)
Derivatives, net of gain/losses (interest and currencies)	10	4	14	(11)	7	(4)	18	—	18
Derivatives, net of gain/losses (gold)	(20)	8	(12)	(20)	7	(13)	(34)	—	(34)
CPMF	(15)	—	(15)	(18)	—	(18)	(25)	—	(25)
Others	(31)	(5)	(36)	(124)	(104)	(228)	(25)	(109)	(134)

	(172)	431	259	(276)	477	201	(240)	(54)	(294)

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	on assets	Total	income	on assets	Total	income	on assets	Total
Related parties	15	(85)	(70)	14	(270)	(256)	19	(25)	(6)
Marketable securities	7	8	15	5	19	24	27	12	39
Others	6	1	7	5	(28)	(23)	5	(5)	—

	28	(76)	(48)	24	(279)	(255)	51	(18)	33

Financial income (expenses), net	(144)	355	211	(252)	198	(54)	(189)	(72)	(261)

	Accumulated for
	2004			2003
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(116)	148	32	(214)	885	671
Local debt	(22)	26	4	(34)	97	63
Related parties	(208)	335	127	(180)	429	249

	(346)	509	163	(428)	1,411	983
Labor, tax and civil contingencies	(113)	(119)	(232)	(138)	(65)	(203)
Derivatives, net of gain/losses (interest and currencies)	3	2	5	7	—	7
Derivatives, net of gain/losses (gold)	(25)	9	(16)	(64)	—	(64)
CPMF	(70)	—	(70)	(71)	—	(71)
Others	(216)	(287)	(503)	(39)	9	(30)

	(767)	114	(653)	(733)	1,355	622

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	62	(256)	(194)	108	(454)	(346)
Marketable securities	19	57	76	88	63	151
Others	21	(2)	19	26	(59)	(33)

	102	(201)	(99)	222	(450)	(228)

Financial income (expenses), net	(665)	(87)	(752)	(511)	905 (*)	394

(*)	See item 1.2.6 — Net financial results.

Consolidated

	Accumulated for
	2004			2003 Proforma
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(675)	299	(376)	(591)	1,891	1,300
Local debt	(228)	113	(115)	(163)	322	159
Related parties	(55)	464	409	(77)	1,151	1,074

	(958)	876	(82)	(831)	3,364	2,533
Labor, tax and civil contingencies	(114)	(119)	(233)	(146)	(65)	(211)
Derivatives, net of gain/losses (interest and currencies)	2	3	5	7	—	7
Derivatives, net of gain/losses (gold, aluminum and alumina)	(213)	10	(203)	(223)	—	(223)
CPMF	(120)	—	(120)	(98)	—	(98)
Others	(463)	800	337	(77)	1,341	1,264

	(1,866)	1,570	(296)	(1,368)	4,640	3,272

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	64	(757)	(693)	27	(1,459)	(1,432)
Marketable securities	159	(262)	(103)	198	(554)	(356)
Others	74	(982)	(908)	97	(1,784)	(1,687)

	297	(2,001)	(1,704)	322	(3,797)	(3,475)

Financial income (expenses), net	(1,569)	(431)	(2,000)	(1,046)	843	(203)

10.24- Financial Instruments — Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.

The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by the Company’s management. The results of hedging are recognized monthly in the results.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR — London Interbank Offered Rate. The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate TJLP, established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of instruments contracted to limit exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection contracted.

The table below provides information regarding the interest rate derivatives portfolio for 2004 and 2003.

	2004				2003
			Unrealized				Unrealized gain
	Notional value		loss	Final	Notional value		(loss) (in
Type	(in US$ millions)	Rate range	(in R$ millions)	maturity	(in US$ millions)	Rate range	R$ millions)
Cap	150	5.7 - 6.8%	—	Nov-06	500	5.7 - 11.0%	1
Floor	150	5.7 - 6.0%	(9)	Nov-06	500	5.7 - 6.0%	(49)
Swap			—		454	5.8 - 6.7%	(88)

Total			(9)				(136)

The unrealized loss represents the present value to payable if all operations had been settled on 12/31/04.

Exchange Rate Risk

Exchange rate risk arises from foreign currency debts. On the other hand, a substantial part of the Company’s revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluation of the Brazilian currency. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and yen (main components of basket of currencies) is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 2004 and 2003. These operations are forwards and range forwards which were structured to ensure the purchase price of the following currencies:

	2004				2003
			Unrealized				Unrealized
	Notional value		gain (loss) (in	Final	Notional value		loss (in
Type	(in millions)	Rate range	R$ millions)	maturity	(in millions)	Rate range	R$ millions)
Yen purchased	¥65	¥79 - 83 per US$	(1)	Apr-05	¥3.385	¥79 - 83 per US$	9
Euros purchased	€18	€1.04 - 1.23 per US$	10	Dec-11	€23	€1.22 - 1.23 per US$	8
Euros sold	—	—	—	—	€5	€1.2 - 1.3 per US$	(1)

Total			9				16

The unrealized gain represents the present value to receive if all operations had been settled on 12/31/04.

Commodities Price Risk

The prices of iron ore, the Company’s main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore price exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold, aluminum and alumina. These derivatives operations allow establishment of a minimum profit level for future output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company in 2004 and 2003:

	2004				2003
			Unrealized gain				Unrealized gain
		Price range	(loss) (in	Final		Price range	(loss) (in
Type	Quantity (oz)	(US$/oz)	R$ millions)	maturity	Quantity (oz)	(US$/oz)	R$ millions)
Puts purchased	198,000	294 - 385	2	Dec-08	393,000	270 - 385	3
Calls sold	237,000	330 - 440	(57)	Dec-08	423,000	317 - 440	(91)
Hybrid instruments	—	—	—	—	20,000	—	(4)

Total			(55)				(92)

The unrealized loss represents the present value of payable if all operations had been settled on 12/31/04.

Consolidated

The table below shows the aluminum derivatives portfolio of the joint venture Albras in 2004 and 2003:

					2003
	2004				Proforma
			Unrealized				Unrealized gain
	Quantity	Price range	loss	Final	Quantity	Price range	(loss)
Type	(tons)	US$/tons	(in R$ millions)	maturity	(tons)	US$/tons	(in R$ millions)
Puts purchased	—	—	—	—	148,500	1,390 - 1,450	5
Forwards sold	9,000	1,545 - 1,650	(63)	Dez-06	27,000	1,400 - 1,600	(16)
Calls sold	116,000	1,540 - 1,590	(72)	Jun-05	160,500	1,570 - 1,630	(28)
Others instruments	155,000	1,395 - 1,700	(17)	Dez-08	246,000	1,390 - 1,680	(20)

Total			(152)				(59)

The unrealized loss represents the present value of payable if all operations had been settled on 12/31/04.

The following table shows the alumina derivatives portfolio of the subsidiary Alunorte in 2004 and 2003:

					2003
	2004				Proforma
			Unrealized				Unrealized gain
	Quantity	Price range	loss	Final	Quantity	Price range	(loss)
Type	(tons)	US$/tons	(in R$ millions)	maturity	(tons)	US$/tons	(in R$ millions)
Puts purchased	—	—	—	—	101,000	1.390 - 1.400	2
Calls sold	125,000	1.535 - 1.590	(79)	Sep-06	113,000	1.540 - 1.580	(18)
Others instruments	108,000	1.390 - 1.625	(68)	Dez-06	240,000	1.380 - 1.690	(36)

Total			(147)				(52)

The unrealized loss represents the present value of payable if all operations had been settled on 12/31/04.

The following table shows the interest rate derivatives portfolio of the subsidiary Itaco in 2004:

	2004
		Unrealized
	Notional value	loss	Final
Type	(in millions)	(in R$ millions)	maturity
Swap	150	(23)	May-07
Swap	81	(13)	Oct-07

Total		(36)

The following table shows the gold derivatives portfolio of the subsidiary Itaco in 2004:

	2004
			Unrealized
			loss	Final
Type	Quantity (oz)	Price range (US$/oz)	(in R$ millions)	maturity
Calls sold	156,000	—	(42)	Dec-07

The following table shows the movement of gains/loss on derivatives:

	Parent Company
	4Q/04
	Interest rates
	(libor)	Currencies	Gold	Total
Gains/ (losses) unrealized on 09/30/04	(89)	4	(91)	(176)

Financial settlement	70	1	48	119
Financial expenses, net	5	5	(20)	(10)

Monetary variations, net	5	(1)	8	12

Gains / (losses) unrealized on 12/31/04	(9)	9	(55)	(55)

	3Q/04
	Interest rates
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 06/30/04	(92)	3	(79)	(168)

Financial settlement	8	—	1	9
Financial expenses, net	(12)	1	(20)	(31)

Monetary variations, net	7	—	7	14

Gains / (losses) unrealized on 09/30/04	(89)	4	(91)	(176)

	4Q/03
	Interest rates
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 09/30/03	(178)	6	(66)	(238)

Financial settlement	32	2	8	42
Financial expenses, net	6	8	(36)	(22)

Monetary variations, net	4	—	2	6

Gains / (losses) unrealized on 12/31/03	(136)	16	(92)	(212)

	Parent Company				Consolidated
	2003
	Proforma
	Interest rates
	(libor)	Currencies	Gold	Total	Aluminum	Alumina	Total
Gains / (losses) unrealized on 12/31/02	(213)	(4)	(53)	(270)	19	11	(240)
Gains / (losses) recognized along Albrás consolidation	—	—	—	—	18	—	18

Financial settlement	87	3	25	115	—	—	115
Financial expenses, net	(55)	17	(74)	(112)	(96)	(63)	(271)

Monetary variations, net	45	—	10	55	—	—	55

(Gains) / losses unrealized on 12/31/03	(136)	16	(92)	(212)	(59)	(52)	(323)

	Parent Company
	2004
	Interest rates
	(libor)	Currencies	Gold	Total
Gain / (losses) unrealized on 12/31/03	(136)	16	(92)	(212)

Financial settlement	122	(7)	53	168
Financial expenses, net	2	1	(25)	(22)
Monetary variations, net	3	(1)	9	11

Gains / (losses) unrealized on 12/31/04	(9)	9	(55)	(55)

	Consolidated
	2004
	Interest rates
	(libor)	Currencies	Gold	Aluminum	Alumina	Total
Gain / (losses) unrealized on 12/31/03 - Proforma	(136)	16	(92)	(59)	(52)	(323)

Financial settlement	86	(7)	10	—	—	89
Financial expenses, net	1	1	(25)	(93)	(95)	(211)
Monetary variations, net	4	(1)	10	—	—	13

Gains / (losses) unrealized on 12/31/04	(45)	9	(97)	(152)	(147)	(432)

10.25- Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars, as follows:

	In millions of reais
			Subsidiaries and
	Parent Company		Affiliated Companies (*)
	2004	2003	2004	2003
Assets
Current
Cash and cash equivalents	—	264	458	298
Others	2,240	1,731	1,130	1,143

	2,240	1,995	1,588	1,441
Long-term receivables	398	531	73	49
Investments	4,997	2,854	—	16

Total	7,635	5,380	1,661	1,506

Liabilities
Current
Short-term loans and financing	650	1,985	869	1,358
Others	2,220	1,288	329	494

	2,870	3,273	1,198	1,852

Long-term liabilities
Loans and financing	2,871	2,728	1,169	1,683
Others	3,689	4,118	324	428

	6,560	6,846	1,493	2,111

Total	9,430	10,119	2,691	3,963

Assets - Liabilities - R$	(1,795)	(4,739)	(1,030)	(2,457)

Assets - Liabilities - US$	(676)	(1,640)	(388)	(850)

(*)	Proportional to the percentage of participation

10.26- Administrative and Other Operating Expenses

	Parent Company					Consolidated
	Quarter			Accumulated		Accumulated
							2003
	4Q/04	3Q/04	4Q/03	2004	2003	2004	Proforma
Administrative

Personnel	59	52	61	202	164	434	349
Technical consulting	37	18	33	104	109	229	166
Advertising and publicity	28	13	7	61	33	68	38
Depreciation	8	9	9	39	35	116	101
Travel expenses	9	5	4	25	19	39	29
Rents and taxes	17	7	10	31	28	86	63
Others (*)	11	19	—	69	18	153	76

	169	123	124	531	406	1,125	822

(*)	Refers basically to maintenance expenses.

	Parent Company					Consolidated
	Quarter			Accumulated		Accumulated
							2003
	4Q/04	3Q/04	4Q/03	2004	2003	2004	Proforma
Other operating expenses

Provisions for contingencies	27	84	27	166	129	277	239
Provision for loss on ICMS credits	26	64	—	90	84	130	179
Provision for profit sharing	36	50	24	176	96	196	134
Operating expenses - UPSL/copper	—	24	—	24	36	24	36
Donation	6	6	9	27	19	34	19
Provision for loss on assets	51	—	—	51	—	51	29
Others	(8)	9	14	14	(44)	243	119

	138	237	74	548	320	955	755

10.27- Concessions and Leases

(a)	Railroads

The Company and some of its group companies entered into agreements with the Brazilian government, through the Ministry of Transport, for concession, exploitation and development of public rail cargo transport services and for lease of the assets destined for rendering these services.

The concessions periods are, by railroad:

End of
Railroad	concession period
Vitória-Minas (direct) (*)	June 2027
Carajás (direct) (*)	June 2027
Malha Centro-Leste (indirect via FCA)	August 2026
Malha Sudoeste (indirect via MRS)	December 2026

(*)	Concessions with no disbursement

The concessions will expire upon one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.

Concessions and leasings from controlled companies are accounting treated as operating leasing and present the following characteristics:

	FCA	MRS
1) Total installments	112	87
2) Frequency of payment	Quarterly	Quarterly
3) Update index	IGP-DI FGV	IGP-DI FGV
4) Total installment payed	26	30
5) Installment current value
Concessions	R$1	R$2
Leasing	R$22	R$40

(b)	Ports

The Company owns specialized port terminals as listed below:

		End of concession
Terminal (*)	Localization	period
Tubarão Terminal	Vitória - ES	2020
Praia Mole Terminal	Vitória - ES	2020
Various Products Terminal	Vitória - ES	2020
Vila Velha Terminal	Vila Velha - ES	2023
Paul Quay	Vila Velha - ES	2005
Liquid Bulk Terminal	Vitória - ES	2020
Ponta da Madeira Maritime Terminal — Pier I	São Luís - MA	2018
Ponta da Madeira Maritime Terminal — Pier II	São Luís - MA	2010
Ponta da Madeira Maritime Terminal — Pier III	São Luís - MA	2018
Inácio Barbosa Maritime Terminal	Aracaju - SE	2012

(*)	Concessions with no disbursement

(b)	Hydroelectric Projects

Currently, the Company acts as an agent in the Brazilian energy market and at the same time it is developing projects for electricity generation and improving its ability to operate competitively in this market. The projects in which the Company has investments are:

Project	Start-up of operations	% Participation
Igarapava	In operation	38.15
Porto Estrela	In operation	33.33
Funil	In operation	51.00
Candonga	In operation	50.00
Aimorés	July 2005	51.00
Capim Branco I	2006	48.42
Capim Branco II	2006	48.42
Foz do Chapecó	—	40.00
Estreito	—	30.00

10.28- Effects on the Statements if Price-Level Restatement were Applied (unaudited)

The main difference between the financial statements prepared according to statutory accounting practices and those according to the price-level restatement method is due to the recognition, in the latter, of the net monetary restatement of permanent assets and stockholders’ equity.

The Balance Sheet and the Statement of Income by monetary restatement, at December 31, 2004 price levels (indexed by the IGP-M of Fundação Getúlio Vargas) is as follows:

BALANCE SHEET

Years ended December 31
	Parent Company		Consolidated
				2003
	2004	2003	2004	Proforma
Assets
Current assets	4,727	4,506	11,703	9,625
Long-term receivables	1,864	2,926	3,184	4,301
Permanent assets
Investments	29,160	24,044	7,068	7,536
Property, plant and equipment	22,579	22,579	43,404	39,495
Deferred charges	—	—	1,447	831

	51,739	46,623	51,919	47,862

	58,330	54,055	66,806	61,788

Liabilities and stockholders’ equity
Current liabilities	6,793	5,898	9,099	8,521
Long-term liabilities	11,957	13,049	16,086	16,862
Deferred income	—	—	10	176
Minority interests	—	—	2,031	1,121
Stockholders’ equity
Paid-up capital	7,413	7,413	7,413	7,413
Revenue reserves	32,167	27,695	32,167	27,695

	39,580	35,108	39,580	35,108

	58,330	54,055	66,806	61,788

STATEMENT OF INCOME

Years ended December 31
	Parent Company		Consolidated
				2003
	2004	2003	2004	Proforma
Operating revenues	14,714	12,394	30,988	24,978
Value Added taxes	(743)	(423)	(1,576)	(931)

Net operating revenues	13,971	11,971	29,412	24,047
Cost of products and services	(7,630)	(6,403)	(15,081)	(13,543)

Gross profit	6,341	5,568	14,331	10,504

Gross margin	45.4%	46.5%	48.7%	43.7%

Operating expenses, net	(1,642)	(55)	(4,349)	(1,526)

Operating profit before financial results and results of equity investments	4,699	5,513	9,982	8,978
Results of equity investments	3,880	1,602	167	(645)

Operating profit	8,579	7,115	10,149	8,333

Results on sale of assets	363	—	588	99

Income before income tax and social contribution	8,942	7,115	10,737	8,432
Income tax and social contribution	(1,458)	(969)	(2,460)	(1,673)

Income before minority interest	7,484	6,146	8,277	6,759
Minority interest	—	—	(793)	(613)

Net income for the year - R$	7,484	6,146	7,484	6,146

Net income for the year - US$	2,819	2,315

10.29- Insurance

Operational Risks

CVRD has an extensive risk management program that provides coverage and protection for all its assets as well as against possible losses from production interruptions, through an all risks policy. This program includes on-site inspection and training carried out by the various risk committees constituted by the Company, its subsidiaries and associated companies. The Company tries to harmonize risks in all areas and provide single and uniform treatment, and also seeking coverage in the domestic and international markets at levels compatible with an enterprise the size of CVRD. Besides damage to assets and lost production, there is coverage against personal injury, third-party liability, environmental damages and damages to freight carried by the Company.

Insurance

In order to provide the best instruments for more efficient risk management and to seek alternatives due to the crisis in the international insurance market, CVRD in 2004 established a captive reinsurer. This entity was created for the purpose of improving risk management and to provide a more efficient instrument for negotiation and market penetration, serving exclusively to underwrite the risks of the companies of the Group, in Brazil and abroad. Besides this, intensified action by the risk committees is being undertaken to improve the operation and maintenance of the Company’s equipment and installations.

10.30- Profit Sharing Plan

The employee profit sharing plan is linked to the results as measured by indicators such as operational cash flow and by the meeting of performance targets for each unit.

In 2004, the Company set aside R$ 176 (R$ 96 in 2003) for profit sharing (Note 10.26).

Part III

11- Attachment I - Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Year ended December 31, 2004						In million of reais
						Accounting information
	Participation (%)		Assets			Liabilities			Statement of income
													Income	Adjusted
								Adjusted		Cost of	Operating	Non-	tax and	net
							Long-	stockholders’	Net	products	income	operating	social	income
	Total	Voting	Current	Long-term	Permanent	Current	term	equity	revenues	and services	(expenses)	result	contribution	(loss)
Subsidiaries (a)
Amazon Iron Ore Overseas Co. Ltd.	100.00	100.00	173	8	1,933	—	1,157	957	—	—	368	—	—	368
ALBRAS - Alumínio Brasileiro S.A.	51.00	51.00	569	581	1,078	638	514	1,076	2,066	(1,277)	(304)	(5)	(37)	443
ALUNORTE - Alumina do Norte do Brasil S.A.	57.03	61.74	460	209	2,333	325	1,040	1,637	1,595	(957)	(177)	—	(34)	427
Brasilux S.A.	100.00	100.00	11	45	1	31	—	26	29	(28)	—	—	—	1
Caemi Mineração e Metalurgia S.A.(b)	60.23	100.00	1,413	170	1,754	1,287	750	1,300	2,902	(1,362)	(469)	(112)	(352)	607
Companhia Portuária Baia de Sepetiba	100.00	100.00	113	6	148	44	—	223	144	(50)	2	—	(33)	63
CVRD Overseas Ltd.	100.00	100.00	1,193	1,130	—	519	1,183	621	2,117	(1,804)	(79)	—	—	234
Docepar S.A.	100.00	100.00	13	157	—	14	117	39	—	—	(3)	21	(5)	13
Ferrovia Centro - Atlântica S.A.	99.99	100.00	180	184	908	249	984	39	553	(572)	(76)	—	—	(95)
Ferteco Internacional	100.00	100.00	3	55	—	4	—	54	1	—	(6)	—	—	(5)
Florestas Rio Doce S.A.	100.00	100.00	63	57	4	27	19	78	—	—	12	—	(10)	2
Itabira Rio Doce Company Limited - ITACO	100.00	100.00	2,441	2,855	3,275	2,968	2,775	2,828	9,474	(8,373)	400	—	—	1,501
Mineração Tacumã Ltda.	100.00	100.00	1	533	39	17	—	556	—	—	(92)	—	—	(92)
Navegação Vale do Rio Doce S.A. - DOCENAVE	100.00	100.00	407	114	10	177	112	242	475	(344)	(24)	—	(15)	92
Pará Pigmentos S.A.	49.41	51.54	72	1	234	160	26	121	187	(114)	(40)	—	(2)	31
Rio Doce América Inc.	100.00	100.00	76	21	762	86	12	763	5	(5)	156	—	(10)	146
Rio Doce Limited	100.00	100.00	208	407	411	271	30	725	507	(496)	157	—	(21)	147
Rio Doce International Finance Ltd.	100.00	100.00	2,810	1,800	8	493	590	3,535	57	(47)	(28)	548	—	530
Rio Doce Manganèse Europe - RDME	100.00	100.00	350	—	102	162	10	280	763	(602)	(54)	—	(15)	92
Rio Doce Manganese Norway AS	100.00	100.00	179	17	74	78	71	121	335	(152)	(78)	—	(33)	72
Rio Doce Manganês S.A.	100.00	100.00	893	353	285	523	141	867	1,150	(526)	(170)	(7)	(124)	323
Salobo Metais S.A.	100.00	100.00	—	—	827	1	593	233	—	—	—	—	—	—
TVV - Terminal de Vila Velha S.A.	99.89	99.89	34	5	54	18	4	71	90	(67)	(1)	—	(6)	16
Urucum Mineração S.A.	100.00	100.00	50	12	50	26	40	46	125	(56)	(40)	(3)	(11)	15
Valeoverseas Ltd.	100.00	100.00	37	2,460	—	37	2,460	—	—	—	—	—	—	—
Others

Jointly-controlled companies (a)
California Steel Industries, Inc.	50.00	50.00	993	7	628	252	554	822	3,661	(2,963)	(150)	(34)	(224)	290
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	82	80	213	297	11	67	481	(401)	15	—	(34)	61
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	50.89	51.00	164	40	58	118	29	115	443	(365)	(23)	16	(27)	44
Companhia Italo-Brasileira de Pelotização - ITABRASCO	50.90	51.00	118	71	57	92	65	89	409	(354)	(23)	13	(18)	27
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.00	51.11	201	54	108	172	30	161	792	(690)	16	—	(42)	76
Gulf Industrial Investment Co.-GIIC	50.00	50.00	277	—	99	91	45	240	614	(500)	(31)	—	—	83
Minas da Serra Geral S.A. - MSG	50.00	50.00	14	8	103	2	29	94	1	—	(15)	—	(2)	(16)
Mineração Rio do Norte S.A.	40.00	40.00	166	409	1,031	519	217	870	975	(417)	(18)	(10)	(54)	476
MRS Logística S.A.	29.35	28.75	581	312	847	774	552	414	1,396	(755)	(281)	(7)	(106)	247
Samarco Mineração S.A.	50.00	50.00	479	94	948	715	237	569	1,681	(709)	(164)	—	(108)	700
Valesul Alumínio S.A.	54.51	54.51	233	72	134	73	93	273	541	(430)	(10)	—	(25)	76
Baovale Mineração	50.00	100.00	36	—	58	2	—	92	27	(6)	—	—	(3)	18
Nova Era Silicon S.A.	49.00	49.00	26	8	44	16	30	32	114	(82)	(19)	—	(4)	9

(a)	The amounts above correspond to totals presented in the financial statements of these companies on December 31, 2004 and not only to the portion included in the consolidated statements of CVRD;

(b)	The financial statements of Caemi are consolidated and include R$ 288 of minority interests.

Additional information of the main investees companies available on the CVRD website, www.cvrd.com.br, investors relations.

12- Report of the Independent Accountants

(A free translation of the original opinion in Portuguese expressed on
Financial Statements prepared in accordance with the accounting principles prescribed by
Brazilian Corporate Law)

To the Board of Directors and Stockholders of
Companhia Vale do Rio Doce
Rio de Janeiro – RJ

1.	We have audited the accompanying balance sheet of Companhia Vale do Rio Doce, holding company and consolidated, as of December 31, 2004, and the related statements of income, changes in stockholders’ equity, and changes in financial position for the year then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The audits of the financial statements for the year ended December 31, 2004 of certain subsidiaries, jointly-owned and associated companies, mentioned in note 10.12, accounted for by the equity method, were carried out by other independent auditors and our opinion, in regard to these investments and the earnings therefrom, in the amounts of R$6,749 million and R$2,231 million, respectively, is based solely on the reports of these other auditors.

2.	Our audit was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit, considering the materiality of the amounts presented, the volume of transactions and the Company’s accounting and internal control systems; (b) examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements; and (c) the evaluation of the accounting practices followed and significant estimates made by management, as well as the presentation of the financial statements taken as whole.

3.	In our opinion, based on our audit and on the reports of the other auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce, holding company and consolidated, as of December 31, 2004, the results of its operations, the changes in its stockholders’ equity, and the changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4.	Our audit was conducted for the purpose of forming an opinion on the basic financial statements referred to in the paragraph 1, taken as a whole. The statements of cash flows (holding company and consolidated), of value added (holding company and consolidated), of labor and social indicators (holding company) and segmentation of business (consolidated), are presented for purposes of additional information and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

5.	The financial statements and the supplemental information for the year ended December 31, 2003, presented for comparison purposes, were audited by other independent auditors, whose report, dated February 20, 2004, included an unqualified opinion and a division of responsibility regarding the audits, by other independent auditors, of the financial statements of certain subsidiaries, jointly-owned and associated companies.

Rio de Janeiro, March 21, 2005

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Independent Auditors	Accountant

13- Opinion of the Fiscal Council on the Annual Report and Financial Statements at December 31, 2004

The Fiscal Council of Companhia Vale do Rio Doce, in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Changes in Stockholders’ Equity, Statement of Changes in Financial Position and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2004, and based on the opinion of the independent accountants, is of the opinion that the mentioned information, examined in light of applicable corporate legislation, which does not require information to be stated in currency of constant purchasing power, should be approved by the Annual Stockholders’ General Meeting.

March 21st, 2005

Joaquim Vieira Ferreira Levy	Marcelo Amaral Moraes

Oswaldo Mário Pêgo de Amorim Azevedo	Pedro Carlos de Mello

14-	Opinion of the Board of Directors on the Annual Report and Financial Statements at December 31, 2004

The Board of Directors of Companhia Vale do Rio Doce, having examined the Annual Report, Balance Sheet and other Financial Statements of the Company relative to the fiscal year ended December 31, 2004, unanimously approved said proposal.

In view of this, the Board is of the opinion that the mentioned documents should be approved by the Annual Stockholders’ General Meeting.

March 21st , 2005

Sérgio Ricardo Silva Rosa	Mário da Silveira Teixeira Júnior
Chairman	Vice-Chairman

Arlindo Magno de Oliveira	Cláudio Bernardo Guimarães de Moraes
Member	Member

Erik Person	Francisco Valadares Póvoa
Member	Member

Katsuto Momii	Oscar Augusto de Camargo Filho
Member	Member

Renato da Cruz Gomes	Ricardo Carvalho Giambroni
Member	Member

Jacqes Wagner
Member

15- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors

Sérgio Ricardo Silva Rosa
Chairman

Arlindo Magno de Oliveira

Cláudio Bernardo Guimarães de Moraes

Erik Persson

Francisco Valadares Póvoa

Jaques Wagner

Katsuto Momii

Mário da Silveira Teixeira Júnior

Oscar Augusto de Camargo Filho

Renato da Cruz Gomes

Ricardo Carvalho Giambroni

Advisory Committees of the Board of Directors

Audit Committee
Antonio José de Figueiredo Ferreira
Heitor Ribeiro Filho
Inácio Clemente da Silva
Paulo Roberto Ferreira de Medeiros

Executive Development Committee
Arlindo Magno de Oliveira
Francisco Valadares Póvoa
João Moisés de Oliveira
Olga Loffredi
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick

Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes
Wanderley Rezende de Souza

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

Fiscal Council

Pedro Carlos de Mello

Marcelo Amaral Moraes

Joaquim Vieira Ferreira Levy

Oswaldo Mário Pêgo de Amorim azevedo

Executive Officers

Roger Agnelli
Chief Executive Officer

José Carlos Martins
Executive Officer for Equity Holdings and Business Development

Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Carla Grasso
Executive Officer for Human Resources and Corporate Services

José Lancaster
Executive Officer for Non-Ferrous Minerals

Fábio de Oliveira Barbosa
Chief Financial Officer

Gabriel Stoliar
Executive Officer for Planning

Guilherme Rodolfo Laager
Executive Officer for Logistics

Marcus Vinícius Dias Severini	Otto de Souza Marques Junior
Chief Accountant	Chief Officer of Control Department
CRC-RJ 093892/O-3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 24, 2005	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer